Form 20-F
period 2026-03-31
Dreamland Ltd
filed 2026-08-17
CIK 2041338

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42762

Dreamland Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

RM 18E, Billion Plaza Phase 2,
10 Cheung Yue Street, Cheung Sha Wan, Hong Kong
(Address of principal executive offices)

Seto Wai Yue, Chief Executive Officer

Telephone: (852) 5628 6281

Email: frances.seto@trendicint.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.00125	TDIC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

36,000,000 Class A Ordinary Shares, US$0.00001 par value, at March 31, 2026

1,000,000 Class B Ordinary Shares, US$0.00001 par value, at March 31, 2026

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

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us” and the “Company” refer to Dreamland Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Trendic International Limited (“Trendic”), incorporated in Hong Kong; and (ii) Goal Success Global Limited (“Goal Success”), incorporated in the British Virgin Islands. Dreamland Limited is incorporated in the Cayman Islands, as a holding company and does not conduct any business operations. Goal Success is a direct wholly-owned subsidiary and does not conduct any business operations. Trendic is our indirect wholly-owned operating subsidiary and conducts business operations in Hong Kong.

“Initial Public Offering” or “IPO” refers to our initial public offering of 1,340,000 Class A Ordinary Shares by the Company and 660,000 Class A Ordinary Shares by the Selling Shareholder which closed on July 23, 2025, based on offering price of US$4.00 per Class A Ordinary Share, for total gross proceeds to the Company of US$5,360,000.

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

SUMMARY OF KEY RISK FACTORS

Risks Relating to Our Business and Industry

We have transitioned into a new business model which makes it difficult to evaluate our prospects and future financial results, and our past growth rate, revenue and net profit margin may not be indicative of our future growth rate, revenue and net profit margin.

During the COVID-19 pandemic, most of the in-person events were rescheduled, postponed or cancelled and our business relied on the design and/or sale of merchandise and government subsidies. When things started to normalize after the COVID-19 pandemic, our business primarily focused on event management business again. During the year ended March 31, 2025, we started to be an event organizer and investments for events. Our net revenue increased by approximately 10.7% from approximately HK$45.8 million for the year ended March 31, 2025 to approximately HK$50.7 million for the year ended March 31, 2026, and our net revenue increased by approximately 124.1% from approximately HK$20.1 million for the year ended March 31, 2024 to approximately HK$45.8 million for the year ended March 31, 2025.   We acted as a pure service provider for all the experience events we organized in the fiscal year ended March 31, 2024. Beginning in April 2024, we have engaged in direct investment deals for experience events where we became the effective investor or co-investor of the experience events that we organized, planned, promoted and managed. We have also engaged in pure investment deals for event where we did not involve in event operations. In the long run, we plan to leverage our industry experience and our connections with IP owners built up over the years to start obtaining IP licenses from IP owners directly. This will move us up the value chain to become an event organizer, and we believe that will help us increase our market share in the events industry in Hong Kong as well as our profitability in the long run.

There is no assurance that we will continue to grow at the rate we experienced in the fiscal years ended March 31, 2024, 2025 and 2026, either in terms of revenue or profit, and we may not be successful in maintaining or increasing overall profitability or generate positive cash flow going forward. Expansion of our business requires capital commitments and could divert management resources away from our current business. There is no assurance that we can successfully implement our growth strategies or do so without straining our management resources. There is also no assurance that we can capture a larger market or increase our profitability in the future. If we are unable to implement our growth strategies successfully, our results of operations and prospects may be materially and adversely affected.

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

Prior to our engagement in direct investment deals, our customers were generally event organizers and other enterprises and individuals based in Hong Kong that engage in event organization and trading activities. Since April 2024, we mainly engaged in direct investment deals and our customers were generally sponsors of the experience events we organized and individual event attendees in the countries for which the experience events were held. Our top three major customers (excluding individual event attendees) contributed approximately 88.8%, 51.0% and 40.8% of our net revenue during the fiscal years ended March 31, 2024, 2025 and 2026, respectively, and our largest customer accounted for approximately 66.5%, 20.4% and 20.2% of our net revenue for the same periods. We may continue to derive a significant portion of our revenue from some of these major customers in the foreseeable future. However, we have not signed any long-term contracts with these major customers and cannot assure you that these customers will continue to engage us for our event management, design and/or merchandising services, and on at least comparable scales and terms. Our major customers are not obligated to give us any new business or at comparable scale or on terms which they historically have done. Moreover, we may lose customers for a variety of reasons, including the decision of the customers to commence bankruptcy proceedings due to financial difficulty or acquisitions of our customers by unrelated third parties leading to cancellation of our contracts with those customers or by the acquiring companies. If any of our major customers ceases to engage us or terminate their respective contract(s) with us, we may be unable to timely identify new customers for new contracts to make up for the lost contracts. Even if new contracts are obtained, they may not be on comparable or better commercial terms, and our business prospects and results of operations may be adversely affected.

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

For the fiscal years ended March 31, 2024, 2025 and 2026, our largest customer accounted for approximately 20.4%, 16.7% and 20.2% of our net revenue, respectively.   Our financial stability is significantly dependent on a single customer, and any adverse changes in the relationship or business activities with this key customer could have a substantial negative impact on our revenue and overall financial performance. A loss of this customer or a reduction in their purchases could result in a material decline in our revenue, profitability, and cash flow, leading to increased business risk and potential financial instability. We may also be unable to replace this customer in a timely manner or at all. If this customer reduces its purchases or orders from us, we may not be able to find other customers to increase their purchases and utilize our service capacity efficiently.

We depend on our management team, particularly Ms. Seto, and our ability to retain them and attract additional qualified personnel is critical to our success and our growth prospects.

Our business operations depend on the continuing services of our management team, particularly Ms. Seto, our founder, director and chief executive officer, who has over eight years of experience in the events industry and is instrumental in steering us through the challenging times during the COVID-19 pandemic and our timely recovery and growth after it. Ms. Seto’s business connections with a wide range of industry players have enabled us to provide our event management, design and merchandising services to our customers in a cost-effective and efficient manner, which in turn has helped us retain customers and attract new customers. We also rely on Ms. Seto’s business connections to implement our growth plans. Apart from Ms. Seto, we also depend on Ms. Tse Sze Man, a director and the head of the design and merchandising department, Mr. Lee Wai Kit, who serves as our chief financial officer, and Mr. Luk Kai Chung, the general manager, who collectively possesses expertise across event management, design, sourcing, logistics, marketing, budget control, customer service, accounting and financial management.

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

It is also difficult to forecast future businesses from our customers as it depends on their investment decisions. We provide customized event management, design and/or merchandising services to meet the specific needs of our customers on a project-by-project basis. The contract sum is determined by various factors including estimated event execution time costs, complexity of the event and the third-party costs we incurred which will not be reimbursed by our customers. As such, the revenue generated from each customer is different for each contract. We cannot assure you that we can secure future service contracts with contract sum comparable with the service contracts we worked on during the fiscal years ended March 31, 2024, 2025 and 2026. The sustainability of our financial performance, including the number of projects undertaken, the total revenue contributed from the projects and revenue from each customer, is uncertain. Our financial performance may therefore fluctuate from year to year, and can be unpredictable.

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

Our cost of revenue is mainly composed of costs of goods sold, sub-contracting fee including costs of local facilitator, PR firms, contractors and temporary workers and project-related employee benefit expenses. Other indirect costs include office expenses, staff costs, insurance expenses and bank charges. Indirect costs are affected by, among other things, increase in overhead costs for administration purposes and rising interest rates. If labor costs and/or the other indirect costs increase, the local facilitator, human resources companies supplying the temporary workers and the manufacturers may pass on the increase in their costs to us by increasing their fees.

Our cost of revenue and other indirect costs mentioned above are subject to increase by other factors that are generally unpredictable and beyond our control or the control of our vendors. If these costs continue to rise and we fail to pass on the increases to our customers or end consumers, our business may be materially and adversely affected.

We may incur losses in the future.

We had a net profit of approximately HK$7.1 million and HK$6.4 million and a net loss of approximately HK$74.1 million, respectively, for the fiscal years ended March 31, 2024, 2025 and 2026.   Beginning in April 2024, we have mainly engaged in direct investment deals for experience events, and we endeavor to obtain multi-territorial IP licenses from IP owners to help us increase our market share in Hong Kong and further develop overseas markets. As a result of these changes to our business strategy, we anticipate that our operating expenses will increase in the foreseeable future as we seek to sign more direct investment deals, acquire IP licenses directly from IP owners, maintain and continue to grow our business, attract new customers and further enhance our services. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher operating expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis in the foreseeable future.

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

All of the merchandise we sourced for our customers during the fiscal years ended March 31, 2024, 2025 and 2026 were produced by third-party manufacturers located in the PRC. As such, we rely heavily on the ability and efficiency of third-party manufacturers to produce merchandise for our customers and third-party manufacturers play a vital role in our merchandising services. We do not enter into any long-term contracts with third-party manufacturers and purchase contracts are signed with them on a case-by-case basis depending on the needs and requirements of our customers. There is no assurance that all or any of the third-party manufacturers that we have worked with during the fiscal years ended March 31, 2024, 2025 and 2026 will continue to produce merchandise for us at our desired quality and quantity,, in a timely manner and on terms commercially acceptable to us. Any disruption to such third-party manufacturers’ production may inevitably have an impact on their ability to produce the merchandise in line with our required schedule. If any of such third-party manufacturers terminates its business relationship with us for any reason or if there were changes to the current business arrangements, we may be unable to source suitable and stable supply of merchandise from comparable alternative third-party manufacturers in a timely manner or on terms commercially acceptable to us. Any of the above may result in production delay which would adversely affect our ability to fulfil our customers’ orders and may result in our customers cancelling their sales orders with us or cause serious disruption to our customers’ business (for instance, merchandise sales account for a significant amount of revenue for an experience event). All these will in turn adversely affect our sales and profitability as well as our reputation and business prospects.

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

We face risks due to a high concentration of suppliers, where a significant portion of our supply chain relies on a limited number of key suppliers. For the fiscal years ended March 31, 2024, 2025 and 2026 (excluding in-house staffs), cost of goods sold attributed to our five largest suppliers accounted for approximately 75.0%, 43.2% and 40.6% of our total cost of goods sold.   Any disruptions, quality issues, pricing fluctuations, or operational difficulties with these suppliers could adversely affect our ability to source necessary materials or services, resulting in production delays, increased costs, or potential supply chain interruptions. Such dependencies expose us to risks of supply shortages, pricing volatility, and operational challenges, which could impact our financial performance and competitive position.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

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

During the course of the review of our consolidated financial statements for the year ended March 31, 2026, we and our auditor identified certain material weaknesses in our internal control over financial reporting, primarily reflecting the early stage of our organizational development and the limited size of our finance function. Key areas include:

1) Control Environment and Documentation

We do not yet have a fully formalized internal control framework. Certain processes remain susceptible to management override, and documentation supporting key transactions is not consistently maintained. We are implementing enhanced policies and procedures to strengthen oversight and recordkeeping.

2) Systems and Closing Procedures

We currently rely on manual, Excel-based records for accounting and payroll, which increases the risk of error and incomplete closing procedures. We are in the process of implementing a dedicated ERP system to improve audit trails, transaction tracking, and period-end controls.

3) Revenue Recognition and Related Party Transactions

Our controls over revenue recognition, particularly in co-organizer arrangements, and related party transactions are not sufficiently formalized. In certain cases, revenue was presented on a gross basis rather than net, and related party approvals lacked board oversight. We are establishing a related party transaction policy and strengthening procedures for revenue allocation and verification.

4) Financial Reporting and Classification

Certain balances, including IPO costs, investment accounts, and intangible assets under development, were not appropriately classified or analyzed for impairment. We are enhancing review procedures to ensure proper accounting treatment and compliance with IFRS requirements.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We are subjected to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and the Nasdaq, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, as these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

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

Our operations are located in Hong Kong. In addition, PRC laws and regulations may be interpreted and applied inconsistently by different Hong Kong or PRC agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC that apply to our Operating Subsidiary in Hong Kong may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other PRC or Hong Kong government actions may:

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

The PRC government may exert more supervision and regulations over offerings conducted overseas and foreign investment in the PRC or HK-based issuers, which may result in a material change in our operations and/or the value of our Class A Ordinary Shares, or even our ability to continue to offer securities to investors, in which case the value of our Class A Ordinary Shares could significantly decline or become worthless.

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

In the event the PRC government restricts or prohibits cash transfers from Hong Kong, our ability to distribute earnings and pay dividends may be impeded, thus limiting our ability to grow our business or receive earnings to the detriment of our investors.

Further, there are currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between Dreamland Limited, the ultimate holding company, and Trendic International Limited, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to fund operations outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from Trendic International Limited.

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

In November 2016, the Standing Committee of China’s National People’s Congress passed the CSL, which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments(“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas initial public offerings. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business.

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

We do not expect to be subject to the cybersecurity review by the CAC, given that: (i) using our products and services do not require providing users’ personal information; (ii) we possess minimum amount, if not none of personal information in our business operations; (iii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities and (iv) our operations are in HK, a Special Autonomous Region apart from mainland PRC. However, detailed implementation and interpretation related to network security are still under development. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us, where applicable and necessary.

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

We may be subject to a variety of laws and other obligations regarding data protection in HK. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on 20 December 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data (the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

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

Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on 8 October 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e. unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

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

We do not expect the China’s Enterprise Tax Law to be applicable to us as we do not have any subsidiary incorporated in the Mainland China as a PRC domestic company. Further, in August 2006, Hong Kong and China have signed a comprehensive arrangement titled “Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income” (the “Comprehensive Double Taxation Arrangement”) for the allocation of the right to tax between the two jurisdictions on a reasonable basis to avoid double taxation of income. The Comprehensive Double Taxation Arrangement covers income from immovable property, associated enterprises, dividends, interest, royalties, capital gains, pensions and government services etc. The Comprehensive Double Taxation Arrangement has since then been modified in 2008, 2010, 2015 and 2019 under different protocols for the purpose of further develop the economic relationship and to enhance the co-operation in tax matters, intending to eliminate double taxation with respect to taxes on income without creating opportunities for non-taxation or reduced taxation through tax evasion or avoidance (including through treaty-shopping arrangements aimed at obtaining tax reliefs provided in the Comprehensive Double Taxation Arrangement for the indirect benefit of residents of third tax jurisdictions). Currently, we do not rely on the Comprehensive Double Taxation Arrangement and no application has been made thereto.

The HFCA Act and the Accelerating Holding Foreign Companies Accountable Act call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties as Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

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

Our auditor, TAAD, is headquartered in Diamond Bar, California and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and have been inspected by the PCAOB on a regular basis. As such, as of the date of this Annual Report, our offering is not affected by the HFCAA and related regulations. However, the recent developments would add uncertainties and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements. Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited on a national exchange or in the over-the-counter trading market under the HFCAA and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

Risks Related to Our Class A Ordinary Shares

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and could result in significant losses and you may not be able to resell your shares at or above the price at which you purchased them.

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

In addition, the trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in HK or the PRC that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of the securities of these Chinese companies after their offerings may affect the general perception and attitude of investors toward Chinese companies listed in the United States. Consequently, these factors may impact the trading performance of our shares, notwithstanding our actual operating performance.

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

Future issuances or sales, or the perception of such issuances or sales, of our Class A Ordinary Shares, including pursuant to resale arrangements, could materially and adversely affect the market price of our Class A Ordinary Shares and our ability to raise capital.

We may, from time to time, issue additional equity or equity-linked securities, or our existing shareholders, including certain significant shareholders, may sell substantial amounts of our Class A Ordinary Shares in the public market, including pursuant to resale registration statements or other available exemptions. Any such issuances or sales, or the perception that they may occur, could increase the supply of our Class A Ordinary Shares in the market and adversely affect the prevailing market price of our Class A Ordinary Shares. In addition, shares held by certain existing shareholders may be eligible for resale in the public market, subject to applicable securities law restrictions, contractual lock-up arrangements or registration rights. The availability of a significant number of Class A Ordinary Shares for resale, including pursuant to any resale prospectus, could create an overhang in the market and may adversely affect the market price of our Class A Ordinary Shares and investor confidence.

Moreover, certain of our existing shareholders may have acquired their securities at prices below the market price of our Class A Ordinary Shares and may therefore be more likely to sell their shares at or below the prevailing market price. As a result, sales by such shareholders could have a disproportionate impact on the market price of our Class A Ordinary Shares. We may also seek to raise additional capital through future equity or equity-linked offerings. Market conditions or other factors may require us to offer such securities on terms that are less favorable than those in prior offerings, which could result in dilution to existing shareholders and place downward pressure on the market price of our Class A Ordinary Shares. We cannot predict the timing or amount of any such future issuances or sales.

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

Because we may not expect to pay dividends in the foreseeable future, you may have to rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we may not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, regulatory restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our securities will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment.

U.S. holders of the Company’s shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

The rules governing “passive foreign investment companies” (“PFICs”) can have adverse effects on U.S. Holders for U.S. federal income tax purposes. Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets (generally, using a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income (including cash, dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets), we would be characterized as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC, which must be made annually after the close of each taxable year, depends on the particular facts and circumstances and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets (including goodwill and other intangible assets), which will be affected by how, and how quickly, we spend any cash that is raised in this offering or in any other subsequent financing transaction.

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

If we are a PFIC, a U.S. Holder would be subject to adverse U.S. federal income tax consequences, such as ineligibility for certain preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may in certain circumstances mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund, or QEF, or, if shares of the PFIC are “marketable stock,” which such term includes the Class A Ordinary Shares, for purposes of the PFIC rules, by making a mark-to-market election with respect to the shares of the PFIC. U.S. Holders should be aware that, for each tax year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Holders the information such U.S. Holders require to make a QEF election with respect to us, and as a result, a QEF election may not be available to U.S. Holders. You should consult your own tax advisors regarding the potential consequences to you if we were or were to become a PFIC, including the availability, and advisability, of, and procedure for making, QEF elections and mark-to-market elections.

Our major Shareholder has substantial influence over the Company, and her interests may not be aligned with the interests of our other shareholders.

As of the date of this Annual Report, Ms. Seto, our chief executive officer and director, beneficially owns an aggregate of 1,069,890 Class A Ordinary Shares, representing approximately 31.42% of our issued and outstanding Class A Ordinary Shares. In addition, Ms. Seto holds 80,000 Class B Ordinary Shares, each of which entitles her to twelve (12) votes on any matter on which shareholders are entitled to vote and is convertible into one Class A Ordinary Share at any time. As of the date of this Annual Report, Ms. Seto holds approximately 46.50% of the aggregate voting power of our issued and outstanding shares.

As a result of her share ownership, the enhanced voting rights attached to the Class B Ordinary Shares, and her positions as our chief executive officer and director, Ms. Seto may be able to exercise substantial influence over matters requiring shareholder approval, including the election of directors, mergers, consolidations, changes of control and other significant corporate transactions. Ms. Seto may also be able to prevent, delay or influence a change of control or other transaction that other shareholders may consider favorable.

The interests of Ms. Seto may differ from, or conflict with, the interests of our other shareholders. This concentration of voting power may limit the ability of our other shareholders to influence corporate matters and may have the effect of delaying, preventing or deterring a change of control or other transaction that may otherwise benefit our shareholders. In addition, potential conflicts of interest may arise between Ms. Seto’s roles as our chief executive officer, director and major shareholder. The concentration of ownership and voting power may adversely affect the market price of our Class A Ordinary Shares.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

As a foreign private issuer, we may rely on home country practice in lieu of certain Nasdaq corporate governance requirements. Nasdaq Listing Rules require listed companies to have, among other things, a majority of their board members be independent. However, we may not be required to, and may not, comply with that requirement, or may do so only if we elect to comply within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although directors must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight of management may decrease as a result. In addition, Nasdaq Listing Rules generally require a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, and may require shareholder approval for certain equity compensation plans and material revisions to those plans, as well as certain issuances of Class A Ordinary Shares. We are not subject to all of these requirements as a foreign private issuer, and we may elect to follow home country practice in lieu of certain of these Nasdaq corporate governance standards, which may afford less protection to investors. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic issuers.

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

We are required to file an Annual Report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by the memorandum and articles of association of our Company, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are, to a large extent, governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, decisions of which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions of the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, which provides significantly less protection to investors. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum of Association and Articles of Association, the register of mortgages and charges, and the special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum of Association and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions, such as the U.S. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

Because we are a Cayman Islands company and all of our business is conducted in Hong Kong, you may be unable to bring an action against us or our officers or directors or to enforce any judgment you may obtain.

Although we are a Cayman Islands exempted company, we conduct all of our operations in Hong Kong and the majority of our assets are located in Hong Kong and therefore outside of the United States. In addition, the majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of the foregoing, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than shareholders of a corporation incorporated in a jurisdiction in the United States would.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our Board or major shareholders than they would as public shareholders of a company incorporated in the United States.

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

The Company was incorporated in the Cayman Islands on July 5, 2024 under the Companies Act as an exempted company with limited liability. On incorporation, our authorized share capital was US$100,000 divided into 1,000,000,000 shares, par value of US$0.0001 each. As of March 31, 2026, our authorized share capital was US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each comprising (i) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each, and (ii) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each. On April 20, 2026, the Company effected a 1-for-5 reverse stock split, adjusting the issued and outstanding share capital to 7,400,000 ordinary shares (comprising 7,200,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares, with a par value of US$0.00005 each). On June 15, 2026, the Company effected a 1-for-25 reverse stock split. Following this adjustment, the issued and outstanding share capital was approximately 1,509,557 ordinary shares (comprising approximately 1,501,557 Class A Ordinary Shares and 8,000 Class B Ordinary Shares, with a par value of US$0.00125 each).

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

On August 19, 2024, Ms. Seto and Kilo Wonders Group Limited, or Kilo Wonders, (being Ms. Yip Ka Ki Cherry, or Ms. Yip’s wholly-owned company) subscribed for 19,059 and 940 Class A Ordinary Shares for cash at par respectively.

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

On March 6, 2025, one Class A Ordinary Share was allotted and issued to each of Ms. Seto and Kilo Wonders (Ms. Yip’s nominee) credited as fully paid in consideration for their transferring their entire equity interest in Trendic to our Group. Historically, our Group comprised only Trendic.

On March 31, 2025 for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to (i) sub-divide each of the issued and unissued shares in its share capital of par value of US$0.0001 each into 10 shares of par value of US$0.00001 each, (ii) to re-classify and re-designate its authorized share capital into 10,000,000,000 shares with a par value of US$0.00001 each comprising (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each and (iii) to adopt an amended and restated memorandum of association and articles of association reflecting such amended share capital and containing the rights, preferences and privileges attached to each class of shares. Concurrently, Ms. Seto, Prime Crest, Fuji Holdings, Kilo Wonders, Yield Rights and Allied Target surrendered 16,303,760, 1,045,660, 960,300, 1,002,980, 1,045,660 and 981,640 Class A Ordinary Shares to the Company, respectively.

On March 31, 2025 the Company allotted and issued 1,000,000 Class B Ordinary Shares to Ms. Seto for cash at par.

On December 3, 2025, the Company entered into an Equity Purchase Agreement with Hudson Global Ventures, LLC, providing the Company the right to sell up to US$18,000,000 of Class A Ordinary Shares at its discretion over 24 months. As consideration, the Company issued 736,018 Commitment Shares to the Investor.

On April 20, 2026, the Company effected a 1-for-5 reverse stock split, adjusting the issued and outstanding share capital to 7,400,000 ordinary shares (comprising 7,200,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares, with a par value of US$0.00005 each).

On April 21, 2026, the Company received binding commitments from a group of accredited investors for the subscription of an aggregate of 3,400,000 Class A Ordinary Shares (post-split) and 17,000,000 Common Warrants (post-split). All such warrants have been exercised, resulting in additional proceeds to the Company of US$850,000. The total funds received from these investors are US$3,400,000.

On June 15, 2026, the Company effected a 1-for-25 reverse stock split. Following this adjustment, the issued and outstanding share capital was approximately 1,509,557 ordinary shares (comprising approximately 1,501,557 Class A Ordinary Shares and 8,000 Class B Ordinary Shares, with a par value of US$0.00125 each).

On June 22, 2026, the Company entered into a securities purchase agreement with Imperial Vision Fund SPC Series 1SP, issuing 320,000 Class A Ordinary Shares at a purchase price of US$3.75 per Class A Ordinary Share, for aggregate gross proceeds of US$1,200,000. This was conducted as an offshore offering in reliance on Regulation S.

On June 25, 2026, the Company entered into a securities purchase agreement with Golden Crown Consulting Limited, issuing 380,000 Class A Ordinary Shares at a purchase price of US$3.75 per Class A Ordinary Share, for aggregate gross proceeds of US$1,425,000. This was an offshore offering conducted in reliance on Regulation S.

On July 7, 2026, the Company entered into a securities purchase agreement with its Chief Executive Officer, Ms. Seto Wai Yue, issuing an aggregate of 580,000 Class A Ordinary Shares and 72,000 Class B Ordinary Shares at an aggregate price of approximately US$2,445,000.

On August 6, 2026, Ms. Seto entered into a Sale and Purchase Agreement to purchase 320,000 Class A Ordinary Shares at a purchase price of US$3.75 per share for an aggregate purchase price of US$1,200,000 from Imperial Vision Fund SPC Series 1 SP. As of the date of this Annual Report, Ms. Seto beneficially owns an aggregate of 1,149,890 ordinary shares, consisting of 1,069,890 Class A Ordinary Shares and 80,000 Class B Ordinary Shares, representing approximately 32.99% of the Company’s 3,485,583 total outstanding ordinary shares.

Organization Chart

The following diagram illustrates our corporate structure as of the date of this Annual Report. Unless otherwise stated, all percentages reflect the voting interest held by each of our shareholders. Each holder of Class A Ordinary Shares is entitled to one vote per Class A Ordinary Share and each holder of Class B Ordinary Shares is entitled to twelve (12) votes per one Class B Ordinary Share.

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

BUSINESS OVERVIEW

Overview

We are an event management service provider based in Hong Kong with nearly ten years of experience in managing the entire or part of the event lifecycle for our customers. Events encompass a range of public and private events, from trade shows, conferences, concerts, exhibitions, charity galas, brand promotion events to internal corporate events. For enterprises, events offer a highly effective way to maximize their engagement with customers, helping enterprises to generate and qualify leads, deepen relationships with customers and build brand loyalty and advocacy, such as promotion of a brand by satisfied customers through customers sharing positive experiences on social media, providing referrals to friends and family, or simply telling others about the brand.

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

The global events industry experienced significant disruption due to the COVID-19 pandemic and associated regulatory restrictions from 2019 through early 2023. During this period, our business adapted by diversifying into merchandise design and sales. Following the normalization of the industry and the lifting of social distancing measures, we successfully resumed our core event management operations, capturing pent-up demand for experience events and signing management deals in Malaysia in August 2023 and January 2024.

Following the COVID-19 pandemic, there has been a growing trend for event organizers to invite event planners to invest in experience events through profit-sharing deals or direct investment deals. We also stated pure investments for events which we did not involve into event management. For details, see “—Our Business Model” below in this section. During the year ended March 31, 2026, we had organized or co-organized eight experience events. The other six experience events were direct investment deals which we did not involve into event operations. As at the date of this Annual Report, we had six direct investment deals for experience events in Hong Kong, Taiwan or Thailand. In the long run, we plan to leverage our industry experience and our connections with IP owners built up over the years to start obtaining IP licenses from IP owners directly which will move us up the value chain to become an event organizer and can help us eliminate the mark-ups by the event organizers in the direct investment deals which we were engaging at the date of this Annual Report.

We believe this strategy will position us to expand our market share in the events industry in Hong Kong, especially in view of the Hong Kong government’s policy to boost a mega events economy in Hong Kong. For the years ended March 31, 2025 and 2026, our net revenue amounted to approximately HK45.8 million and approximately HK$50.7 million, respectively, with an increase of approximately 10.7%. For the years ended March 31, 2025 and 2026, our net profit has decreased from approximately HK$ 6.4 million to net loss of approximately HK$74.1 million.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success to date and will continue to distinguish us from our competitors:

We have an established reputation and proven track record in the events industry

We have over nine years of experience in providing event management, design and merchandising services in Hong Kong. We have organized and managed numerous events ranging from theme exhibitions, pop-up stores, store opening/product launch press events for labels, festive theme displays and experience events, most of which involved IP licenses and sales of merchandise, food and beverage. In our over nine years of operation, we have completed more than 30 large-scale projects which can accommodate over 3,500 attendees at the same time and 60 small to medium-sized projects which can accommodate between 1,000 to 3,500 attendees in Hong Kong, Macau, Taiwan, the PRC and other Southeast Asian countries, including Malaysia and Thailand; and worked with, whether directly or indirectly, more than 15 IP owners, 15 event organizers and 30 brand owners/franchisees/distributors based in Hong Kong, Taiwan, Japan and the United States. Through this journey, we have built up deep domain expertise on how to maximize event success and we have also established a good rapport with a number of IP owners, event organizers and brand owners, franchisees, distributors and some of them have become our recurring customers. We believe this proven track record is testimony to our ability to consistently meet customers’ expectations and requirements, as well as our strength in providing customized, value-added, quality and efficient event management, design and merchandising services to our customers. We also believe that we can capitalize on our industry reputation and good relationship with IP owners, event organizers and brand owners/franchisees/distributors to procure new engagements and capture emerging market opportunities.

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

Ms. Seto’s extensive industry knowledge and experience as well as her vision, strategic planning and management are instrumental in steering us through the COVID-19 pandemic and our rapid recovery and growth afterwards. Ms. Seto is supported by Ms. Tse, a director and the head of the design and merchandising department, Mr. Lee Wai Kit, serving as our Chief Financial Officer, and Mr. Luk Kai Chung, the general manager, who collectively possesses expertise across event management, design, sourcing, logistics, marketing, budget control, customer service, accounting and financial management. We believe that the collective knowledge, experience and expertise of Ms. Seto, the other director and our senior management will help us develop sustainable business strategies, forecast trends in experience events and anticipate our customers’ needs in event management and merchandise, assess and manage risks as well as to capture profitable market opportunities. We believe that our management team possesses the necessary experience, qualifications, commitment and leadership skills to manage and sustain our business, which helps us to attract and retain customers and to ensure that our business continues to develop and grow in the long run, as evident by the recurring business from our customers.

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

During the fiscal years ended March 31, 2024 and 2025, we had organized or commenced the organization of four and seven experience events, respectively.  We acted as the event planner for these experience events with the event organizers as our customers in the above value chain. During the fiscal year ended March 31, 2026, we acted as the event organizer/co-organizer of eight experience events. Subject to the terms of the relevant event management contract, the event organizer will generally bear all the costs in relation to the experience events, other than the costs of the local facilitator (if any) and/or the human resources companies supplying the temporary workers engaged to assist us in the organization, planning, promotion and management of the experience event. If the event organizer would like to also utilize our design and/or merchandising services, it would typically be an arrangement negotiated separately outside of our scope of service as an event planner. For details, see “—Design and/or sale of merchandise” below.

37

HONG KONG
ISQUARE
Jujutsu
Kaisen
HONG KONG
ANIMA TOKYO
Fullmetal
Alchemist
One Piece
THAILAND
CENTRAL WORLD

Samples of the posters of some of the recent experience events which we have organized, planned, promoted and managed.

39

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

During the year ended March 31, 2026, we had organized or commenced the organization of eight experience events, and we acted as the event organizer for four of these experience events. The other four experience events were co-organized with the local facilitators for such experience events. We also had six pure investments for events which we did not involve into event operations. As at the date of this Annual Report, we had further six direct investment deals for experience events in Hong Kong Taiwan or Thailand in the pipeline.

In the long run, we plan to leverage our industry experience and our connections with IP owners built up over the years to start obtaining IP licenses from IP owners directly. This will move us up the value chain to become an event organizer and can help us eliminate the mark-ups by the event organizers in the direct investment deals which we were engaging at the date of this Annual Report.

Design and/or sale of merchandise

Our customers typically pay us an agreed design fee for designing merchandise. For experience events, our customers generally engage us to design apparel items, stationery, figurines and pins bearing the licensed property. For other general customers, we can generally design any merchandise item based on their request and needs. As of March 31, 2026, we had a team of three designers who are experienced in 2D designs to provide our design services. We may also work with external designers if our in-house team of designers are overloaded with work.

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

41

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

Our Operations

Except during the COVID-19 pandemic, our principal business operation is the organization, planning, promotion and management of experience events as an event planner. Once we have been engaged by an event organizer as an event planner for an experience event or we have signed a direct investment deal for an experience event with an event organizer, we will form an internal project team to oversee the organization, planning, promotion and management of the experience event. The internal project team will typically comprise a project manager, a project coordinator, a designer, a sourcing executive and a catering coordinator. We will typically execute our job in the following four phases:

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

Recent Developments

Reverse Stock Split – June 2026

On June 5, 2026, we announced that we expected to implement a 1-for-25 reverse stock split of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, as approved and authorized by a majority of our shareholders at an extraordinary meeting of shareholders held on April 1, 2026 and adopted by a written resolution of our board of directors dated May 8, 2026. The reverse stock split became effective on June 15, 2026, with trading beginning on a split-adjusted basis at the market open on that day.

Immediately prior to the effectiveness of the reverse stock split, our total issued and outstanding share capital consisted of 37,738,905 ordinary shares, comprising 37,538,905 Class A Ordinary Shares, par value of US$0.00005 each, and 200,000 Class B Ordinary Shares, par value of US$0.00005 each. Upon the effectiveness of the reverse stock split, our issued and outstanding share capital was adjusted to approximately 1,509,557 ordinary shares, comprising approximately 1,501,557 Class A Ordinary Shares, par value of US$0.00125 each, and approximately 8,000 Class B Ordinary Shares, par value of US$0.00125 each.

No fractional shares were issued in connection with the reverse stock split, and all fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. In connection with the reverse stock split, we filed an excerpt of the written resolution of our board of directors reflecting the relevant changes with the Registry of Companies of the Cayman Islands on May 8, 2026 to reduce our authorized share capital from US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising 1,900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, to US$100,000 divided into 80,000,000 shares with a par value of US$0.00125 each, comprising 76,000,000 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares, with the reduction effected at the same ratio as the reduction in our issued and outstanding shares.

Reverse Stock Split – April 2026

On April 13, 2026, we announced that we expected to implement the Reverse Stock Split as approved and authorized by a majority of the shareholders at an extraordinary meeting of shareholders held on April 1, 2026. The Reverse Stock Split became effective on April 20, 2026, with trading beginning on a split-adjusted basis at the market open on that day.

Upon the effectiveness of the Reverse Stock Split on April 20, 2026, the Company’s issued and outstanding share capital is adjusted to 7,400,000 ordinary shares, comprising:

●	7,200,000 Class A Ordinary Shares (par value US$0.00005 each, with 1 vote per share); and
●	200,000 Class B Ordinary Shares (par value US$0.00005 each, with 12 votes per share).

No fractional shares were issued in connection with the Reverse Stock Split. All fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share.

In connection with the Reverse Stock Split, the Company filed an excerpt of the minutes of an extraordinary meeting of shareholders reflecting the relevant changes, with the Registry of Companies of the Cayman Islands on April 2, 2026 to reduce the authorized share capital of the Company from US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each, comprising (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each with 1 vote per share and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each with 12 votes per share to US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising (a) 1,900,000,000 Class A Ordinary Shares with a par value of US$0.00005 each with 1 vote per share and (b) 100,000,000 Class B Ordinary Shares with a par value of US$0.00005 each with 12 votes per share, the reduction at the same ratio as its reduction in the issued and outstanding shares.

No other material changes to the terms of the Company’s securities are anticipated in connection with the Reverse Stock Split.

Placement of Shares

On April 21, 2026, the Company received binding commitments from a group of accredited investors for the subscription of an aggregate of 3,400,000 Class A Ordinary Shares (post-split) and 17,000,000 Common Warrants (post-split). All such warrants have been exercised, resulting in additional proceeds to the Company of US$850,000. The total funds received from these investors are US$3,400,000. These commitments represent a portion of the total securities that was offered.

On June 22, 2026, the Company entered into a securities purchase agreement with Imperial Vision Fund SPC Series 1SP, issuing 320,000 Class A Ordinary Shares at a purchase price of US$3.75 per Class A Ordinary Share, for aggregate gross proceeds of US$1,200,000. This was conducted as an offshore offering in reliance on Regulation S.

On June 25, 2026, the Company entered into a securities purchase agreement with Golden Crown Consulting Limited, issuing 380,000 Class A Ordinary Shares at a purchase price of US$3.75 per Class A Ordinary Share, for aggregate gross proceeds of US$1,425,000. Like the other recent placements, this was an offshore offering conducted in reliance on Regulation S.

On July 7, 2026, the Company entered into a securities purchase agreement with its Chief Executive Officer, Ms. Seto Wai Yue, issuing an aggregate of 580,000 Class A Ordinary Shares and 72,000 Class B Ordinary Shares at an aggregate price of approximately US$2,445,000.

As of July 10, 2026, the Company’s total outstanding share capital was 3,485,583 shares, consisting of 3,405,583 Class A Ordinary Shares and 80,000 Class B Ordinary Shares.

Share Transfer Between Chief Executive Officer and Shareholder

On August 6, 2026, Ms. Seto entered into a Sale and Purchase Agreement to purchase 320,000 Class A Ordinary Shares at a purchase price of US$3.75 per share for an aggregate purchase price of US$1,200,000 from Imperial Vision Fund SPC Series 1  SP. As of the date of this Annual Report, Ms. Seto beneficially owns an aggregate of 1,149,890 ordinary shares, consisting of 1,069,890 Class A Ordinary Shares and 80,000 Class B Ordinary Shares, representing approximately 32.99% of the Company’s 3,485,583 total outstanding ordinary shares.

Resolution of Nasdaq Listing Deficiency Regarding Minimum Bid Price Requirement

On November 26, 2025, the Company received a deficiency notification letter (the “Min Bid Price Letter”) from the staff of The Nasdaq Stock Market LLC indicating that the Company was not then in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company’s Class A Ordinary Shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Min Bid Price Letter provided that the Company had a period of 180 calendar days from the date of the Min Bid Price Letter, or until May 26, 2026, to regain compliance with the minimum bid price requirement. If the Company did not regain compliance by the end of the applicable compliance period, its Class A Ordinary Shares would become subject to delisting.

The Company effected a 1-for-5 reverse stock split on April 20, 2026, which contributed to our bid price meeting the minimum requirement. Consequently, on May 5, 2026, the Company received confirmation from the Listing Qualifications Department of Nasdaq stating that, because the Company’s Class A Ordinary Shares had maintained a closing bid price at or above $1.00 per share for 10 consecutive business days from April 21 through May 4, 2026, the Company had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), and the matter was officially closed. Subsequently, the Company effected a further 1-for-25 reverse stock split, which became effective on June 15, 2026, to ensure continued compliance and bolster market confidence.

Strategic AI Collaboration

On May 12, 2026, the Company’s operating subsidiary, Trendic International Limited, entered into a non-binding Memorandum of Understanding with LinkFung Innovation Limited to explore the development, implementation, and deployment of a comprehensive AI-Powered Intelligent Image Library Platform. This collaboration aims to integrate advanced artificial intelligence capabilities, including real-time face detection, automated content tagging, and intelligent image filtering, supported by a scalable cloud infrastructure and high-performance database system. The project, estimated to span twelve months, is intended to enhance the Company’s digital infrastructure and service offerings.

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

Customers

Prior to our engagement in direct investment deals since April 2024, our customers were generally event organizers and other enterprises and individuals based in Hong Kong that engage in event organization and trading activities. We served a total of ten customers during the fiscal years ended March 31, 2024. Consistent with market practice, our customers engage us on a project-by-project basis that are non-recurring in nature. We have not entered into any long-term contract with any of our customers. During the fiscal years ended March 31, 2024, our three largest customers accounted for approximately 88.8% of our net revenue, and our largest customer accounted for approximately 66.5% of our net revenue. For fiscal year ended March 31, 2024, all four experience events organized were instructed by the same customer.

For the year ended March 31, 2025 and 2026, we mainly engaged in direct investment deals and our customers were generally sponsors of the experience events we organized and individual event attendees in the countries for which the experience events were held. Our three largest customers (excluding individual event attendees) accounted for approximately 51.0% and 37.1% of our net revenue, respectively, and our largest customer accounted for approximately 20.4% and 20.2% of our net revenue, respectively.

Out of the major customers that have accounted for 10% or more of our revenue, one of them is a repeating major customer in the fiscal years ended March 31, 2024 and 2025 and 2026. We have maintained business relationships with our major customers for over three years on average. We generally grant our major customers for merchandise and exhibition related customer five to 30 days of credit periods and customers for transfer of IP, we may offer longer but not more than 365 days credit period. they generally pay us by check.

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

Suppliers

Our suppliers include service providers, such as local facilitators, human resources companies, venue operators, PR firms and merchandise manufacturers. During the fiscal years ended March 31, 2024 and 2025 and 2026, we did not enter into any long-term contracts with our suppliers. We have maintained business relationships with our major suppliers for over two years on average. Our major suppliers generally grant us 30 days of credit periods and we normally pay our suppliers by way of check.

During the fiscal years ended March 31, 2024 and 2025 and 2026, cost of goods sold accounted for approximately 44.6%, 26.5% and 27.8% of our total cost of revenue, respectively. Cost of goods sold attributed to our five largest suppliers accounted for approximately 78.9%, 75.0% and 49.6% of our total cost of goods sold, respectively, and out of the major vendors that have accounted for 10% or more of our total cost of revenue, one of them is a repeating major vendor in the fiscal years ended March 31, 2025 and 2026. Cost of goods sold attributed to our largest supplier accounted for approximately 20.7%, 50.6% and 20.9% of our total cost of goods sold, respectively. We believe that our major suppliers can be easily replaced in the market should the relationship be discontinued.

Employees

As of March 31, 2026, we employed a total of 16 persons which were working full-time. The number of our employees classified by function was as follows:

Total
Management	1
Project	6
Design and merchandising	7
Finance and administration	2
16

All our employees are local, and they are not covered by collective bargaining agreements. We offer competitive salaries, discretionary performance-based bonuses, medical insurance and a defined contribution to an MPF scheme to our employees. We have complied with the statutory minimum wage requirement provided under the Minimum Wage Ordinance for the fiscal years ended March 31, 2024 and 2025, and 2026. We consider our labor practices and employee relations to be good.

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

Real Property

We do not own any real property and we currently operate in the following three leased premises in Hong Kong:

Location	Usage	Lease period	Monthly rent	Approximate gross floor area

RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong	Head office	June 15, 2026 to June 14, 2028	HK$56,650	2,575 square feet

Room 1705, 17th Floor PeakCastle, 476 Castle Peak Road Lai Chi Kok, Kowloon Hong Kong	Head office	July 19, 2024 to June 18, 2026	HK$41,100	1,790 square feet

Shop 1, 4th Floor iSQUARE, 63 Nathan Road Tsim Sha Tsui, Kowloon Hong Kong	Event venue	June 5, 2024 to September 16, 2025	HK$1 base rent plus turnover rent	9,593 square feet

Shop 4, 3rd Floor iSQUARE, 63 Nathan Road Tsim Sha Tsui, Kowloon Hong Kong	Café for event venue	June 11, 2024 to September 16, 2025	HK$10,000 base rent plus turnover rent	1,917 square feet

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

During the COVID-19, pandemic most of the in-person events were rescheduled, postponed or cancelled and our business relied on the design and/or sale of merchandise and government subsidies. When things started to normalize after the COVID-19 pandemic, our business primarily focused on event management business again during the year ended March 31, 2024. Since the year ended March 31, 2025, we started to be an event organizer and investments for events.

For the years ended March 31, 2025 and 2026, our net revenue amounted to approximately HK$45.80 million and approximately HK$50.68 million, respectively, representing an increase of approximately 10.7%. Due to the impairment of investment on event projects, as well as extensive legal and professional fee and shared-based compensation incurred after the listing, we recorded a net loss for the year ended March 31, 2026 amounting to approximately HK$74.05 million compared to a net profit for the year ended March 31, 2025 amounting to approximately HK$6.43 million.

For the years ended March 31, 2024 and 2025, our net revenue amounted to approximately HK$20.4 million and approximately HK$45.8 million, respectively, representing an increase of approximately 124%. Due to the net result of our business expansion partially offset by listing fees incurred during the year ended March 31, 2025, we recorded a net profit for the year ended March 31, 2024 amounting to approximately HK$7.09 million compared to a net profit for the year ended March 31, 2025 amounting to approximately HK$6.43 million.

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

	Year ended March 31,
	2024	2025	2026
	HKD	HKD	HKD

Revenues	$20,103,097	$45,352,618	$50,682,220
Revenues, related party	337,586	451,759	-
Total Revenues, net	20,440,683	45,804,377	50,682,220

Costs and expenses:
Cost of revenue	(11,360,489)	(33,565,785)	(50,010,801)
Cost of revenue – related party	-	(264,349)	(230,759)
Cost of revenue - amortization	-	(2,560,667)	-
Selling, general and administrative expenses	(666,286)	(7,319,454)	(60,583,070)
Research and development	-	(760,000)	(2,373,000)
Impairment of investment on event projects	-	-	(5,322,527)
Impairment of rights of use assets	-	(111,136)	-
Depreciation	(294,083)	(449,514)	(415,823)

Profit/(loss) from operations	8,119,825)	773,472	(68,253,760)

Other income/(expenses):
Interest income	22,995	44,840	2,138
Finance costs	(246,262)	(656,689)	(829,049)
Other income/(expenses)	180,663	7,363,910	(4,886,599)
Total other income/(expenses), net	(42,604)	6,752,061)	(5,713,510)

Profit / (loss) before income taxes	8,077,221	7,525,533	(73,967,270)

Income tax expense	(988,347)	(1,100,000)	(85,600)

NET PROFIT/(LOSS)	$7,088,874	$6,425,533	(74,052,870)

Description and Analysis of Principal Components of Our Results of Operations for the years ended March 31, 2025 and 2026

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Year Ended March 31, 2025 Compared to March 31, 2026

Revenue

We derive our revenue from the provision of event management services, sale of goods and ticketing, sponsorship and design services. Revenue from provision of event management services represented revenue derived from events planning, development and operation services. Sales of goods represented revenue derived from procurement and sales of goods/drinks to customers from events and non-events and ticketing represented tickets sold and used for events. Sponsorship income represented titleship for the events. Video production income represented revenue from video production at event requested by customers. Design services represented revenue from design services as requested by customers. The following table sets forth our revenue for the years ended March 31, 2025 and 2026

	Year ended March 31,
	2025	2026
	HKD	HKD

Provision of event management services	$4,423,413	$-
Sales of goods and others	15,572,720	23,442,060
Tickets	9,731,700	17,489,369
Sponsorship	5,371,523	9,112,347
Video production	8,950,021	-
Design and others	1,755,000	638,444

Total:	$45,804,377	$50,682,220

Our total revenue increased by approximately HK$4.7 million, or approximately 10.7%, to approximately HK$50.7 million for the year ended March 31, 2026 from approximately HK$45.8 million for the year ended March 31, 2025. This increase was mainly attributable to our extensive role as an event organizer/co-organizer resulting increased income from sales, ticket and sponsorship. Given the minimum role of service provider, no event management services and video production services revenue was generated during the year ended March 31, 2026.

Cost of revenues

	Year ended March 31,
	2025	2026
	HKD	HKD

Sub-contracting fee from event facilitators	$7,980,804	$10,720,030
Ticketing platform	117,631	611,352
Cost of goods sold for IP products	8,950,189	13,875,624
Staff costs	5,131,158	5,455,354
Royalty fee	2,581,599	9,730,162
Design and renovation	4,124,635	6,343,364
Video production costs	1,672,824	-
Other costs	3,271,294	3,505,674
Total:	$33,830,134	$50,241,560

For the years ended March 31, 2025 and 2026, our cost of revenues was mainly comprised of cost of goods sold for IP products, staff costs, subcontracting fees from event facilitators, royalty fees for short term use of IP, design and renovation, and other costs related to events. For the years ended March 31, 2025 and 2026, our cost of revenues amounted to approximately HK$33.8 million and HK$50.2 million, respectively. The increase in costs of revenue during the year ended March 31, 2026 was mainly due to the shift of operation focus from services provider to event organizer/co-organizer, resulting in a heavier burden of subcontracting fee, cost of inventory, royalty fee and design and renovation fee.

General and Administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the years ended March 31, 2025 and 2026:

	Year ended March 31,
	2025	2026
	HKD	HKD

Accounting fee	$113,000	$126,100
Bank charges	72,270	247,541
Insurance expenses	356,788	800,856
Staff payroll costs	1,411,500	2,961,887
Listing fees	3,503,862	1,304,782
Legal and professional fees	188,842	12,186,393
Travelling expenses	172,228	146,531
Marketing fee for events	541,965	3,015,534
Office expenses	296,346	1,261,960
Share-based payment		37,834,916
Variable lease payments	216,036	344,208
Sundries	446,617	352,362
Total:	$7,319,454	$60,583,070

Our general and administrative expenses amounted to approximately HK$7.32 million and approximately HK$60.6 million for the years ended March 31, 2025 and 2026, respectively. The increase was mainly due to (i) the investor and public relation retainer services, webpage development and business branding services; (ii) IPO related legal and professional fees such as audit and legal expenses that do not qualify for capitalization as offering cost; (iii) additional recurring legal and professional fees after listing; and (iv) the share-based payment expenses of HK$37.8 million relating to the business development and marketing service agreement entered into in August 2025.

Research and development

Research and development expenses amounted to HK$0.76 million and approximately HK$2.4 million, respectively, during the years ended March 31, 2025 and 2026. During the year ended March 31, 2025, research and development mainly represented research and development expenses incurred for our website and e-ticket platform, while during the year ended March 31, 2026, it mainly represented research and development expenses incurred for our ERP system,

Amortization

Amortization mainly represented amortization expenses incurred from licenses acquired for the events. Amortization expenses amounted to HK$2.56 million and nil, respectively, during the years ended March 31, 2025 and 2026.

Impairment of investment on event projects

The impairment of investment in event projects was primarily driven by uncertainty surrounding future economic benefits, resulting from the continued delay in the commencement dates of two projects. Impairment of investment on event projects amounted to nil and approximately HK$5.3 million, respectively, during the years ended March 31, 2025 and 2026.

Impairment of rights of use assets

Impairment of rights of use assets mainly represented impairment made due to uncertainty on future economic benefits on relevant rights of use assets. Impairment of rights of use assets amounted to HK$0.11 million and nil, respectively, during the years ended March 31, 2025 and 2026.

Depreciation

Depreciation mainly represented depreciation expenses incurred for equipment and right-of-use assets for office premises and motor vehicles. Depreciation amounted to approximately HK$0.45 million and approximately HK$0.42 million, respectively, during the years ended March 31, 2025 and 2026.

Other Income/ (Expense), Net

The following table sets forth the breakdown of our other income/(expense) for the years ended March 31, 2025 and 2026:

	Year ended March 31
	2025	2026
	HKD	HKD
Bank interest income	$44,840	$2,138
Finance costs	(656,689)	(829,049)
Gain on disposal of intangible assets	6,145,711	-
Gain/(Loss) on investment on event projects	806,606	(5,071,365)
Sale of concert tickets and others	411,593	184,766
Total	$6,752,061	$(5,713,510)

The other income/(expenses) mainly represented government grant, disposal of intangible assets, gain/(loss) on investment in event projects and sale of concert tickets. Gain/(Loss) on investment on event projects represented the net profits/(loss) of certain event projects to be shared by us as an investor. Under the terms of the agreements, we provide capital to the local operators for the purpose of investing in event-related projects. In return, we are entitled to a share of the net returns (or bears a share of the losses) generated by those projects, in proportion to the percentage funded based on budget cost. The decrease was mainly because there was no disposal of intangible assets and the Group’s extensive share of losses in certain loss-making projects during the year ended March 31, 2026.

Beginning from the year ended March 31, 2025, we started to invest in event projects and receiving funding from other investors. We made a realized gain of HKD806,606 and a realized loss of HKD3,742,264 from investment on event projects, and a nil and HKD1,329,101 from profit-sharing expenses to other investors, respectively.

Finance costs represented the interest expenses for bank borrowings and finance lease during the years ended March 31, 2025 and 2026. The increase in finance costs was mainly attributable to the increase of bank borrowings during the year ended March 31, 2026.

Income Tax Expenses

During the years ended March 31, 2025 and 2026, the income tax expenses of approximately HK$1.10 million and HK$0.09 million, respectively, were recognized. The expense during the year ended March 31, 2026 solely represents the under-provision of prior year tax.

Net Profit/(Loss)

As a result of the foregoing, our net profit for the year ended March 31, 2025 amounted to approximately HK$7.09 million and net loss for the year ended March 31, 2026 amounted to approximately HK$74.1 million, respectively.

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

Cash flows

The following table summarizes our cash flows for the years ended March 31, 2025 and 2026:

	Year ended March 31,
	2025	2026
	HKD	HKD
Net cash used in operating activities	$(15,992,733)	$(19,978,087)
Net cash used in investing activities	(14,765,561)	(24,704,986)
Net cash provided by financing activities	44,076,930	48,004,701
Net change in cash and cash equivalent	13,318,636	3,321,628
BEGINNING OF PERIOD	3,817,083	17,135,719
END OF PERIOD	$17,135,719	$20,457,347

Cash flows from operating activities

For the year ended March 31, 2026, our net cash used in operating activities was approximately HK$19.98 million, which primarily consisted of our net loss before tax of approximately HK$73.97 million, mainly adding back (i) the non-cash depreciation of right of use assets and equipment of approximately HK$0.42 million, (ii) finance costs of approximately HK$0.83 million; (iii) the impairment of investment on event projects of approximately HK$5.32 million, (iv) the loss on investments of approximately HK$5.08 million; (v) decrease in inventory of approximately HK$0.31 million, (vi) decrease in account and other receivables of approximately HK$10.80 million for receivables not yet settled as at March 31, 2026, (vii) the increase in deposits and prepayments of approximately HK$10.08 million, (viii) the decrease in amount due from related parties of approximately HK$0.93 million, (ix) the increase in Amount due from joint operation parties of HK$11.27 million, (x) increase in trade and other payable of approximately HK$15.94 million, and (xii) income tax paid of approximately HK$2.17 million.

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

Cash flows from investing activities

For the year ended March 31, 2026, our net cash used in investing activities was approximately HK24.70 million which was mainly due to cash paid for event projects at loss of approximately HK$3.76 million and cash paid for investments of approximately HK$20.95 million.

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

Cash flows from financing activities

For the year ended March 31, 2026, our net cash provided by financing activities was approximately HK$48.00 million which was mainly due to the net proceeds of approximately HK$32.99 million from issuance of ordinary shares in the initial public offering, proceeds from shares to be issued of HK$24.73 million, proceeds from a shareholder of HK$7.21 million, the proceeds from bank overdraft of HK$2.06 million and the bank borrowings of approximately HK$21.36 million, and partially offset by the payments to a shareholder of approximately HK$5.41 million, the repayment to investment partner of HK$14.71 million, the repayment of bank overdrafts of approximately HK$1.90 million, repayment of bank borrowings of approximately HK$16.59 million, and interest paid for overdraft and bank borrowings of HK$0.81 million.

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

Commitment on investments for event projects

The Company signed few investments for event projects as at March 31, 2026 and there are outstanding commitments for investments of HK$5,928,586 as at March 31, 2026.

The Company signed few investments for event projects as at March 31, 2025 and there were outstanding commitments for investments of HK$12,798,092 as at March 31, 2025.

Except for the above, as of March 31, 2025 and 2026, the Company has no material commitments or contingencies.

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

Off-Balance Sheet Transactions

As of March 31, 2026, we have not entered into any material off-balance sheet transactions or arrangements.

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

During the year ended March 31, 2026, the Group entered into joint operation arrangement for certain events. In return, the Group will have project sharing at agreed portion. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

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

The investment on event projects are recorded at fair value through profit or loss (FVTPL), with cost less impairment used as a proxy where fair value is not reliably measurable due to absence of readily available market data. The investment on event projects represents monetary funding in projects where the Group does not involve itself in event operations and has a contractual right to returns based on a percentage of amounts invested over the net profit or loss of the event in accordance with binding agreements. As such, the contractual cash flows are not solely payments of principal and interest (SPPI) and therefore the investment fails the SPPI test. The management believe the carrying amounts of these investments approximate fair value. Historically, event projects were short-term in nature and expected to be completed within one year, with such investments presented as current assets. During the year ended March 31, 2026, the Group invests in two medium-term projects with durations of 3–5 years. These investments are classified as current assets considering the right to recall.

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

Café income

Café income is recognized based on the nature of the entitlements provided to customers and sponsors. The café operations are typically integrated with themed exhibitions and sponsorship arrangements, and revenue streams include (i) rights to entry, (ii) rights to meals or merchandise, and (iii) exclusive functions or promotional entitlements.

For rights to entry and meals, where contracts grant customers or sponsors the right to attend exhibitions or receive a specified number of meals, the Group satisfies its performance obligation once such rights are made available, regardless of whether they are fully exercised. Revenue is recognized at the point-in-time when the rights are granted.

For exclusive functions and promotional rights, sponsorship arrangements often include venue use or promotional entitlements. These are recognized over-time as the exhibition or event occurs.

The Group does not control the preparation or delivery of meals, merchandise, or venue services, which are operated by third-party caterers and venue operators. Accordingly, the Group acts as an Agent under IFRS 15, with its performance obligation being to arrange for the provision of café services by third parties. Revenue is therefore recognized on a net basis, representing only the Group’s contractual share of profits or commission income, rather than the gross value of café sales.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the audited consolidated financial statements, “Summary of Significant Accounting Policies”.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025 and 2026, cash and bank balances of HKD17,135,719 and HKD20,457,347 was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. However, if the individual bank balance is over HKD800,000, the excess will be subject to credit risk if the relevant bank fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

As of March 31, 2025 and 2026, there were accounts and other receivables of HKD17,082,085 and HKD8,049,392, respectively. Three of customers as at March 31, 2026 (2025: three) are amounted to 10% or more of the total consolidated amounts.

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

Description and Analysis of Principal Components of Our Results of Operations for the years ended March 31, 2024 and 2025

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES

The following table sets forth the names, ages and titles of our directors, executive officers and key employees:

Name	Age	Title

Ms. Seto Wai Yue	43	Chief Executive Officer and Director

Ms. Tse Sze Man	44	Director

Mr. Lee Wai Kit	36	Chief Financial Officer

Ms. Tan Cheung	36	Independent Director and Chairman of Audit Committee

Ms. Lui Yi Sin, Edith	44	Independent Director and Chairman of Compensation Committee

Ms. Lee Wing Yin	40	Independent Director and Chairman of Nomination Committee

Mr. Luk Kai Chung	41	General Manager

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Directors and Executive Officers

Ms. Seto Wai Yue

Ms. Seto, aged 43, founded our Group in 2016. She is our founder, Chief Executive Officer and Director, and she is responsible for the overall business development such as overseeing all aspects of our Group’s operations, strategic planning and formulation of corporate strategies.

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

Independent Directors

Ms. Tan Cheung

Ms. Tan Cheung is our Independent Director, serving as the chairman of the audit committee and as a member of the compensation committee and nomination committee.

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

Chief Financial Officer

Mr. Lee Wai Kit

Mr. Lee Wai Kit, or Mr. Lee is our Chief Financial Officer. Mr. Lee is responsible for the following matters relating to our Group

●	Overseeing the financial functions, tax and corporate secretarial matters of our Group;

●	Financial reporting of our Company; and

●	Preparation of budget and financial forecasts.

Mr. Lee has over 12 years of comprehensive experience in auditing and accounting services. He possesses in-depth knowledge of U.S. and Hong Kong Listing Rules, taxation regulations, and financial reporting standards. Mr. Lee began his career at a mid-tier CPA firm in 2013, where he developed a robust foundation in audit practices. From 2017 to 2023, he served at KPMG Hong Kong and subsequently advanced to the role of an Audit Manager. During his tenure, Mr. Lee led multiple IPO engagements and managed audits for a diverse portfolio of companies listed in both Hong Kong and the United States. Prior to joining the Company, Mr. Lee served as an Associate Director at Grandlink CPA Limited from 2023 to 2025, specializing in providing audit, accounting advisory, and financial due diligence services.

Mr. Lee received his bachelor degree in Business Administration (Honours) in Accountancy from the City University of Hong Kong in 2013. Mr. Lee is a certified public accountant of the Hong Kong Institute of Certified Public Accountants.

Family Relationships

There is no family relationship among any of our directors, executive officers, independent directors and key employees.

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

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nomination committee. The board of directors may also establish other committees from time to time to assist our Company and the board of directors. Each committee’s charter will be available on our website at http://www.trendicint.com.

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

Compensation committee

Ms. Cheung, Ms. Lui and Ms. Lee serve on the compensation committee, chaired by Ms. Lui. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Ms. Cheung, Ms. Lui and Ms. Lee serve on the nomination committee, which is chaired by Ms. Lee. Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

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

Controlled Company

As of the date of this Annual Report, Ms. Seto, our major shareholder, beneficially owns 31.42% of our total issued and outstanding Class A Ordinary Shares and 100% of our outstanding Class B Ordinary Shares, representing in aggregate 46.50% of the total voting power. However, we are no longer a “controlled company” as defined under Nasdaq Listing Rule 5615(c), because our major shareholder no longer holds more than 50% of the voting power for the election of directors. Accordingly, we are now subject to the Nasdaq corporate governance requirements applicable to non-controlled companies. As a result, shareholders now have the protections associated with those requirements, including the majority-independent board and committee independence standards.

Because we are no longer a controlled company, the exemptions previously available under Nasdaq rules no longer apply. These exemptions had included:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Controlled-company status does not affect audit committee requirements, and now that the company is no longer controlled, it should describe compliance with the full Nasdaq board and committee independence standards rather than saying it does not intend to rely on the exemptions.

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

Compensation of Directors and Key Employees

The following table summarizes all compensation received by our directors and our key employees during the years ended March 31, 2024 and 2025, and 2026.

Bonuses are not payable pursuant to a bonus plan, but rather are made on a discretionary basis in consideration of contributions and profitability of the Company for the year under which such bonus was paid.

Summary Compensation Table

Position	Aggregate Salary (HK$)	Aggregate Compensation Paid Bonus (HK$)	Aggregate Other Compensation (HK$)	Aggregate amount of Salary, Compensation Paid Bonus and other Compensation (HK$)

All directors (For the year ended 2026)	1,876,000	40,500	0	1,916,500
(For the year ended 2025)	1,662,000	94,000	275,373	2,031,373
(For the year ended 2024)	430,500	36,430	0	466,930

All key employees (For the year ended 2026)	890,000	45,000	0	935,000
(For the year ended 2025)	388,000	50,000	0	438,000
(For the year ended 2024)	252,000	4,000	0	256,000

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

Employment Agreement between Mr. Lee Wai Kit and Trendic

As of the date of this Annual Report, Trendic entered into an Employment Agreement with Mr. Lee Wai Kit. The agreement provides for an annual base salary of HK$600,000. Mr. Lee Wai Kit’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Lee Wai Kit shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

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

2025 Equity Incentive Plan

As of the date of this Annual Report, our shareholders and Board adopted the 2025 Dreamland Limited Equity Incentive Plan, or the 2025 Equity Incentive Plan on June 5, 2025, to motivate attract and retain the best available personnel, provide additional incentives to staff and directors and promote the success of our business. Under the 2025 Equity Incentive Plan, the maximum aggregate number of Class A Ordinary Shares which may be issued pursuant to all awards under such plan will be 6,000,000, which constitutes 20% of the total issued and outstanding Class A Ordinary Shares of our Company on a fully-diluted basis as of the date of adoption. Pursuant to Rule 416(a) under the Securities Act, this Annual Report also covers an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions as provided in the 2025 Equity Incentive Plan. Any Class A Ordinary Shares covered by an award granted under the 2025 Equity Incentive Plan (or portion of an award) that terminates, expires, lapses or repurchased for any reason will be deemed not to have been issued for purposes of determining the maximum aggregate number of Class A Ordinary Shares that may be issued under the 2025 Equity Incentive Plan. As of the date of this Annual Report, 6,000,000 shares have been granted under the 2025 Equity Incentive Plan.

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

Indemnification Agreements

We entered into indemnification agreements with each of our directors and executive officers, which became effective on June 30, 2025. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

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

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares shown as beneficially owned by them. For the purpose of voting power, each Class A Ordinary Share entitles the holder to one vote and each Class B Ordinary Share entitles the holder to twelve (12) votes on any matter on which action of the shareholders of our Company is sought. The Class B Ordinary Shares votes together with the Class A Ordinary Shares. The percentage of beneficial ownership of each listed person as of the date of this Annual Report is based on 3,405,583 Class A Ordinary Shares and 80,000 Class B Ordinary Shares outstanding.

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

	Class B Ordinary Shares Beneficially Owned		Class A Ordinary Shares Beneficially Owned		Percentage of Voting Power
	Number	Percentage (%)	Number	Percent (%)	Percent (%)(2)
Directors and Executive Officers(1):

Ms. Seto	80,000	100	1,069,890	31.42	46.50

Ms. Tse	0	0	0	0	0

Mr. Lee Wai Kit	-	-	-	-	-

Ms. Cheung Tan	-	-	-	-	-

Ms. Lui Yi Sin, Edith	-	-	-	-	-

Ms. Lee Wing Yin	-	-	-	-	-

Mr. Luk Kai Chung	-	-	-	-	-

All directors and executive officers as a group (7 individuals):	80,000	100	1,069,890	31.42	46.50

	Class B Ordinary Shares Beneficially Owned		Class A Ordinary Shares Beneficially Owned		Percentage of Voting Power
	Number	Percent (%)	Number	Percent (%)	Percent (%)(2)
5% Shareholders:

Ms. Seto	80,000	100	1,069,890	31.42	46.50
Golden Crown Consulting Limited	-	-	380,000	11.16	8.70

Notes:

(1) The business address of our directors and executive officers is RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong.

(2) Based on 3,405,583 Class A Ordinary Shares issued. This takes into account 80,000 Class B Ordinary Shares held by Ms. Seto which carry twelve (12) votes on any matter on which action of the shareholders of the Company is sought.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended March 31, 2024, 2025, and 2026, which are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under Hong Kong law.

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Name of Individual	Relationship with the Company
Ms. Seto Wai Yue	Shareholder and Director of the Company

Exit (HK) Limited	Ms. Seto is a 40% shareholder and sole director of Exit (HK)

Earthling Catering Limited	Ms. Seto is a 64% shareholder and a director of Earthling

Exit Catering Limited	Ms. Seto was a 51% shareholder and director of Exit Catering Limited (Exit Catering Limited was deregistered during the year ended March 31, 2026)

Exit Operations Limited	Exit Catering Limited was a 60% shareholder and director of Exit Operations Limited
(Following the deregistration of Exit Catering Limited during the year months ended March 31, 2026, Ms. Seto’s beneficial interest in Exit Operations Limited was lost)

I Dao Cao Limited	Brother of Ms. Seto is the sole shareholder and director of I Dao Cao Limited

Amount due from/(to) a shareholder

	As of March 31,
	2025	2026
	HKD	HKD
Seto Wai Yue	$(1,839,193)	$(3,645,293)

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

During the years ended March 31, 2024, 2025, and 2026 the proceeds and payments to a shareholder are as follows

	Years ended March 31,
	2024	2025	2026
	HKD	HKD	HKD
Proceeds from a shareholder	$18,039,849	$9,177,530	$7,213,210
Payments to a shareholder	(21,742,460)	(4,387,903)	(5,407,110)

Amount due from/(to) a related party

	As of	As of	As of
	March 31, 2024	March 31, 2025	March 31, 2026
	HKD	HKD	HKD

I Dao Cao Limited	$-	$(288,350)	$-
Exit Operations Limited	$-	$1,219,865	$-

As of March 31, 2025, the amount due from I Dao Cao represented deposits for concert tickets for resell. The relevant concert tickets will be delivered before the concert commenced. The amount due from Exit Operations Limited represented deposits for café operation for events and will be used up when provision of café services for upcoming events.

Revenue

	Years ended March 31,
	2024	2024	2026
	HKD	HKD	HKD
Exit (HK) Limited
- Provision of event management services	-	-	-
- Sales of goods	-	-	-
- Design and others	20,000	-	-
Exit Catering Limited – sale of goods	317,586	-	-
Exit Operations Limited
- Revenue of café operation	-	431,509	-
- Sales of goods	-	20,250	-
Earthling Catering Limited – design and others	-	-	-
	$337,586	$451,759	$-

Cost of Revenue

	Years ended March 31,
	2024	2025	2026
	HKD	HKD	HKD
Exit Operations Limited – cost of café operation	$-	$264,350	$-
Exit HK Limited – royalty fee	$-	$-	$230,759

Defined contribution insurance to Ms. Seto

During the year ended March 31, 2025, the Company purchased insurance for Ms. Seto with defined contribution of US$50,000 per annum for the period of five years and recorded as selling, general and administrative expenses.

Dividend

For the year ended March 31, 2024, Trendic declared and paid a dividend of HK$5,500,000 (approximately US$706,000) to its shareholders registered as such on March 30, 2024. The dividend was offset against amount due from a shareholder during the year ended March 31, 2024. There was no dividend for the years ended March 31, 2025 and 2026.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Our Class A Ordinary Shares commenced trading on the Nasdaq Global Market on July 23, 2025 under the symbol “TDIC.” The CUSIP number for our Class A Ordinary Shares is G28385121.

Transfer Agent

The transfer agent and registrar for the Class A Ordinary Shares of the Company is Transhare Corporation, 17755 North US Highway 19 Suite 140, Clearwater, FL 33764, telephone: (303) 662-1112.

ITEM 10. ADDITIONAL INFORMATION

Enforceability of Civil Liabilities

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, investors may not have standing to sue Cayman Islands companies before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Hong Kong. All of the directors and executive officers of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in the U.S. courts against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Our Board is composed of five directors, all executive directors are located in Hong Kong. The directors are Cheung Tan, Lee Wing Yin, Lui Yi Sin, Edith, Tse Sze Man and Seto Wai Yue. Further, Ms. Seto, a member of our board of directors is also our Chief Executive Officer.

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

On August 19, 2024, Ms. Seto and Kilo Wonders subscribed for and were allotted and issued fully paid 19,059 and 940 Class A Ordinary Shares in the Company for cash at par, respectively, and a resolution was passed on the same day giving effect to the same.

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

On March 31, 2025, for purposes of recapitalization in anticipation of the initial public offering, the Company’s shareholders passed resolutions to (i) sub-divide each of the issued and unissued shares in its share capital of par value of US$0.0001 each into 10 shares of par value of US$0.00001 each, (ii) to re-classify and re-designate its authorized share capital into 10,000,000,000 shares with a par value of US$0.00001 each comprising (a) 9,500,000,000 Class A Ordinary Shares with a par value of US$0.00001 each and (b) 500,000,000 Class B Ordinary Shares with a par value of US$0.00001 each and (iii) to adopt an amended and restated memorandum of association and articles of association reflecting such amended share capital and containing the rights, preferences and privileges attached to each class of shares. Concurrently, Ms. Seto, Prime Crest, Fuji Holdings, Kilo Wonders, Yield Rights and Allied Target surrendered 16,303,760, 1,045,660, 960,300, 1,002,980, 1,045,660 and 981,640 Class A Ordinary Shares to the Company, respectively.

On December 3, 2025, the Company entered into an Equity Purchase Agreement with Hudson Global Ventures, LLC, providing the Company the right to sell up to US$18,000,000 of ordinary shares at its discretion over 24 months. As consideration, the Company issued 736,018 Commitment Shares to the Investor.

On April 20, 2026, the Company effected a 1-for-5 reverse stock split, adjusting the issued and outstanding share capital to 7,400,000 ordinary shares (comprising 7,200,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares, with a par value of US$0.00005 each).

On April 21, 2026, the Company received binding commitments from a group of accredited investors for the subscription of an aggregate of 3,400,000 Class A Ordinary Shares (post-split) and 17,000,000 Common Warrants (post-split). All such warrants have been exercised, resulting in additional proceeds to the Company of US$850,000. The total funds received from these investors are US$3,400,000.

On June 15, 2026, the Company effected a 1-for-25 reverse stock split. Following this adjustment, the issued and outstanding share capital was approximately 1,509,557 ordinary shares (comprising approximately 1,501,557 Class A Ordinary Shares and 8,000 Class B Ordinary Shares, with a par value of US$0.00125 each).

On June 22, 2026, the Company entered into a securities purchase agreement with Imperial Vision Fund SPC Series 1SP, issuing 320,000 Class A Ordinary Shares at a purchase price of US$3.75 per share, for aggregate gross proceeds of US$1,200,000. This was conducted as an offshore offering in reliance on Regulation S.

On June 25, 2026, the Company entered into a securities purchase agreement with Golden Crown Consulting Limited, issuing 380,000 Class A Ordinary Shares at a purchase price of US$3.75 per share, for aggregate gross proceeds of US$1,425,000. This was an offshore offering conducted in reliance on Regulation S.

On July 7, 2026, the Company entered into a securities purchase agreement with its Chief Executive Officer, Ms. Seto Wai Yue, issuing an aggregate of 580,000 Class A Ordinary Shares and 72,000 Class B Ordinary Shares at an aggregate price of approximately US$2,445,000.

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

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Class A Ordinary Shares. Each Class A Ordinary Share is entitled to one (1) vote on any matter on which action of the shareholders of the Company is sought. Our Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Class B Ordinary Shares. Each Class B Ordinary Share is entitled to twelve (12) votes on any matter on which action of the shareholders of the Company is sought. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder thereof on a one-for-one basis. In addition, upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

Dividends. Subject to the Companies Act and our Articles of Association, our board of directors may from time to time declare dividends in any currency to be paid to the holders of Class A Ordinary Shares. Holders of Class B Ordinary Shares are not entitled to any dividends or distributions. Our dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine are no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the date of payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share; and (ii) all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares.

Our Board may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him to our Company on account of calls, instalments or otherwise.

Whenever our Board or our Company in general meeting has resolved that a dividend should be paid or declared on any class of the share capital of the Company, our board of directors may resolve:

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

Our Board may determine in respect of any one particular dividend of our Company that such dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our Board or our Company in general meeting has resolved that a dividend be paid or declared, our Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

All dividends, or distributions unclaimed for six years from the date of having been declared shall be forfeited and shall revert to our Company.

No dividend payable by our Company on or in respect of any share shall bear interest against our Company.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme only, by a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares for which the offer is made, the offeror may, within a two-month period from such acceptance, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion or lack of compliance with the statutory requirements.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our Memorandum and Articles of Association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Memorandum and Articles of Association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Memorandum and Articles of Association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a special resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at http://www.trendicint.com or through phone number +852 5628 6281.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025 and 2026, cash and bank balances of HKD17,135,719 and HKD20,457,347 was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. However, if the individual bank balance is over HKD800,000, the excess will be subject to credit risk if the relevant bank fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

As of March 31, 2025 and 2026, there were accounts and other receivables of HKD17,082,085 and HKD8,049,392, respectively. Three of customers as at March 31, 2026 (2025: three) are amounted to 10% or more of the total consolidated amounts.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2026 due to a material weaknesses identified in our internal control over financial reporting as described in risk factor above.

1) Control Environment and Documentation

We do not yet have a fully formalized internal control framework. Certain processes remain susceptible to management override, and documentation supporting key transactions is not consistently maintained. We are implementing enhanced policies and procedures to strengthen oversight and recordkeeping.

2) Systems and Closing Procedures

We currently rely on manual, Excel-based records for accounting and payroll, which increases the risk of error and incomplete closing procedures. We are in the process of implementing a dedicated ERP system to improve audit trails, transaction tracking, and period-end controls.

3) Revenue Recognition and Related Party Transactions

Our controls over revenue recognition, particularly in co-organizer arrangements, and related party transactions are not sufficiently formalized. In certain cases, revenue was presented on a gross basis rather than net, and related party approvals lacked board oversight. We are establishing a related party transaction policy and strengthening procedures for revenue allocation and verification.

4) Financial Reporting and Classification

Certain balances, including IPO costs, investment accounts, and intangible assets under development, were not appropriately classified or analyzed for impairment. We are enhancing review procedures to ensure proper accounting treatment and compliance with IFRS requirements.

We are actively implementing corrective measures to address the identified weaknesses. Key initiatives include: (i) adopting a formal internal control framework and strengthening documentation standards, (ii) rolling out a dedicated ERP system to replace manual records and enhance closing procedures, (iii) establishing a related party transaction policy with board oversight, and (iv) improving revenue recognition controls, including enhanced verification of co-organizer reports and proper allocation of performance obligations. In addition, we are enhancing review procedures for classification, impairment analysis, and accounting treatment of investment balances. These measures are expected to significantly improve our internal control environment and financial reporting reliability over the coming fiscal year.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended March 31, 2026, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has hired a Chief Financial Officer with knowledge of IFRS and SEC financial reporting requirements to assist our finance and accounting department.

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

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is filed as Exhibit 99.1 to this Annual Report for the fiscal year ended March 31, 2026.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by TAAD LLP, or TAAD, our principal accountant, during the fiscal years ended March 31, 2024, 2025 and 2026 for services rendered:

	Year ended March 31,
	2024	2025	2026
	USD	USD	USD

Audit Fees	$111,804	$166,883	$179,450
Audit Related Fees	-	9,604	17,059
Tax Fees	-	-	-
All Other Fees	-	-	-

Total:	$111,804	$176,487	$196,509

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended March 31, 2026.

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

PART III

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

FINANCIAL STATEMENTS

DREAMLAND LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

For The Years Ended March 31, 2024, 2025 And 2026

(With Report of Independent Registered Public Accounting Firm Thereon)

DREAMLAND LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Dreamland Limited and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dreamland Limited and its subsidiaries (the Company) as of March 31, 2026 and 2025, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three-year period ended March 31, 2026, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2024.

Diamond Bar, California

August 17, 2026

DREAMLAND LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As at March 31,
	Note	2025	2026
		HKD	HKD
ASSETS
Equipment, net	8	$64,991	$-
Right-of-use assets	9	438,539	87,707
Non-current assets		503,530	87,707

Current assets:
Intangible assets	11	3,107,201	-
Deposits and prepayments	12	11,278,456	21,354,016
Amount due from related parties	21	1,219,865	-
Amount due from joint operation parties	13	1,759,280	4,462,298
Investment on event projects	10	6,288,244	30,892,315
Contract assets	6	57,000	-
Inventory	14	305,307	-
Accounts and other receivables	7	17,082,085	8,049,392
Cash and bank balances		17,135,719	20,457,347
Total current assets		58,233,157	85,215,368

TOTAL ASSETS		$58,736,687	$85,303,075

Non-current liabilities:
Bank borrowings	18	$5,859,581	$10,174,359
Lease liabilities	9	122,559	-
Total non-current liabilities		5,982,140	10,174,359

Current liabilities:
Bank borrowings, current portion	18	7,978,822	8,584,558
Lease liabilities, current portion	9	534,235	122,558
Tax payable		2,088,347	-
Amount due to a shareholder	21	1,839,193	3,645,293
Amount due to a related party	21	288,350	-
Trade and other payables	15	31,099,006	32,335,993
Shares to be issued	15	-	24,733,176
Total current liabilities		43,827,953	69,421,578

TOTAL LIABILITIES		49,810,093	79,595,937

SHAREHOLDERS’ EQUITY

Class A Ordinary Shares US$0.00125 par value authorized shares 76,000,000 shares as of March 31, 2025 and 2026; 288,000 shares issued and outstanding as of March 31, 2025 and 2026*	19	2,233	2,806
Class B Ordinary Shares US$0.00125 par value authorized shares 4,000,000 shares as of March 31, 2025 and 2026; 8,000 shares issued and outstanding as of March 31, 2025 and 2026*	19	78	78
Subscription receivables	19	(3,974)	(3,974)
Reserves		2,011,663	72,844,504
Retained earnings / (accumulated deficit)		6,916,594	(67,136,276)
TOTAL SHAREHOLDERS’ EQUITY		8,926,594	5,707,138

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		$58,736,687	$85,303,075

*	The shares amounts are presented on a retroactive basis to reflect the reverse stock split effective after the reporting date. Please refer to Note 19 and 24 for details.

See accompanying notes to consolidated financial statements.

DREAMLAND LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended March 31,
	Note	2024	2025	2026
		HKD	HKD	HKD

Revenues		$20,103,097	$45,352,618	$50,682,220
Revenues, related party		337,586	451,759	-

Total Revenues, net	3	20,440,683	45,804,377	50,682,220

Costs and expenses:
Cost of revenue		(11,360,489)	(33,565,785)	(50,010,801)
Cost of revenue – related party		-	(264,349)	(230,759)

Selling, general and administrative expenses	5	(666,286)	(7,319,454)	(60,583,070)
Research and development		-	(760,000	(2,373,000)
Amortization		-	(2,560,667)	-
Impairment of investment on event projects		-	-	(5,322,527)
Impairment of rights of use assets		-	(111,136	-
Depreciation		(294,083)	(449,514)	(415,823)

Profit/(Loss) from operations		8,119,825	773,472	(68,253,760)

Other income/(expenses):
Interest income		22,995	44,840	2,138
Finance costs		(246,262)	(656,689)	(829,049)
Other income/(expenses)		180,663	7,363,910	(4,886,599)
Total other income/(expenses), net	4	(42,604)	6,752,061	(5,713,510)

Profit/(Loss) before income taxes		8,077,221	7,525,533	(73,967,270)

Income tax expense	20	(988,347)	(1,100,000)	(85,600)

NET PROFIT/(LOSS)		$7,088,874	$6,425,533	(74,052,870)

Profit/(Loss) per Class A Ordinary Share:	17
- Basic*		$30.92	$28.02	(278.25)
- Diluted*		$29.88	$27.08	(278.25)

Weighted average number of Class A Ordinary Shares
- Basic*		229,280	229,280	266,139
- Diluted*		237,280	237,280	274,139

Weighted average number of Class B Ordinary Shares
- Basic and diluted*		8,000	8,000	8,000

*	The shares amounts are presented on a retroactive basis to reflect the reverse stock split effective after the reporting date. Please refer to Note 19 and 24 for details.

See accompanying notes to consolidated financial statements.

DREAMLAND LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares*		Class B Ordinary Shares*				(Accumulated Deficit)/	Total
	Number of shares	Amount	Number of shares	Amount	Subscription Receivables	Capital Reserve	Retained Earnings	shareholders’ Equity
		HKD		HKD
Balance as of April 1, 2023	229,280	$2,233	8,000	$78	$(3,974)	$2,011,663	$(1,097,813)	$912,187

Net Profit	-	-	-	-	-	-	7,088,874	7,088,874
Dividend	-	-	-	-	-	-	(5,500,000)	(5,500,000)
Balance as of March 31, 2024	229,280	$2,233	8,000	$78	$(3,974)	$2,011,663	$491,061	$2,501,061

Net Profit	-	-	-	-	-	-	$6,425,533	$6,425,533
Balance as of March 31, 2025	229,280	$2,233	8,000	$78	$(3,974)	$2,011,663	$6,916,594	$8,926,594
Issuance of Class A Ordinary Shares for initial public offering, net of offering expenses	10,720	105				32,998,393		32,998,498
Share-based payment	48,000	468				37,834,448		37,834,916

Net losses	-	-	-	-	-	-	(74,052,870)	$(74,052,870)

Balance as of March 31, 2026	288,000	$2,806	8,000	$78	$(3,974)	$72,844,504	$(67,136,276)	$5,707,138

*	The shares amounts are presented on a retroactive basis to reflect the reverse stock split effective after the reporting date. Please refer to Note 19 and 24 for details.

See accompanying notes to consolidated financial statements.

DREAMLAND LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2024	2025	2026
	HKD	HKD	HKD

Cash flows from operating activities:
Net Profit/(Loss) before tax	$8,077,221	$7,525,533	$(73,967,270)
Adjustments to reconcile net profit/(loss) to net cash provided by operating activities
Interest income	(22,995)	(44,840)	(2,138)
Finance costs	246,262	656,689	829,049
Amortization	-	2,560,667	-
Depreciation of equipment	5,908	70,901	64,991
Depreciation of right of use assets	288,175	378,613	350,832
Share-based payment for service fee			37,834,915
Impairment of investment on event projects			5,322,527
Gain on disposal of intangible assets	-	(6,145,711)	-
(Gain)/loss on investment on event projects	-	(806,606)	5,071,365
Loss/(Gain) on early termination of leases	(2,539)	-	-
Impairment of rights of use assets	-	111,136	-
Change in operating assets and liabilities:
Contract assets	(4,337,713)	4,280,713	57,000
Inventory	-	(305,307	305,307
Accounts and other receivables	(826,687)	(6,448,792)	10,802,602
Deposits and prepayments	(151,319)	(10,987,642)	(10,075,560)
Amount due from/(to) related parties	-	(931,515	931,515
Amount due from/(to) joint operation parties	-	(1,759,280)	(11,272,282)
Trade payable and other payable	1,436,359	(578,018)	15,943,007
Contract liabilities	3,569,274	(3,569,274)	-
	8,281,946	(15,992,733)	(17,804,140)
Income tax paid	-	-	(2,173,947)
Net cash provided by/(used in) operating activities	8,281,946	(15,992,733)	(19,978,087)

Cash flows from investing activities:
Acquisition of intangible assets	-	(9,269,276)	-
Proceeds from disposal of intangible assets	-	1,147,119	-
Proceeds from investment on event projects	-	1,800,000	-
Cash paid for event projects at loss		-	(3,758,232)
Cash paid for investment on event projects, net of investment return	-	(8,488,244)	(20,948,892)
Interest received	22,995	44,840	2,138
Disposal of motor vehicle	7,945	-	-
Purchases of equipment	(141,800)	-	-

Net cash used in investing activities	(110,860)	(14,765,561)	(24,704,986)

Cash flows from financing activities:
Proceeds from a shareholder	18,039,849	9,177,530	7,213,210
Payments to a shareholder	(21,742,460)	(4,387,903)	(5,407,110)
Proceeds from issuance of ordinary shares, net of offering expenses	-	-	32,998,499
Proceeds from shares to be issued	-	-	24,733,176
Proceeds from investment partner	-	30,103,441	-
Repayment of profit split for investments on event projects to investment partner	-	-	(384,282)
Repayment to investment partner	-	-	(14,706,020)
Proceeds from bank overdrafts	-	15,143,460	2,056,271
Repayment of bank overdrafts	-	(7,793,324)	(1,903,000)
Proceeds from bank borrowings	-	3,703,821	21,356,199
Repayment of bank borrowings – principal	(503,180)	(951,427)	(16,588,957)
Repayment of bank borrowings and overdrafts – interest	(221,892)	(626,384)	(814,595)
Repayment of leases liabilities – principal	(230,164)	(261,979)	(534,236)
Repayment of leases liabilities – interest	(24,370)	(30,305)	(14,454)

Net cash provided by/(used in) financing activities	(4,682,217)	44,076,930	48,004,701

Net change in cash and bank balances	3,488,869	13,318,636	3,321,628

BEGINNING OF YEAR	328,214	3,817,083	17,135,719

END OF YEAR	$3,817,083	$17,135,719	20,457,347

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-	$(2,173,947)
Cash paid for interest	$(247,430)	$(656,689)	$(829,049)

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Dividend offset amount due from a shareholder	$5,500,000	$-	$-
Amount due from joint operation parties offset payment for investment on event projects	$-	$-	$11,676,465
Completed events projects investment balances offset for other new investment on events projects	$-	$-	$2,822,852
Accounts receivables offset payment for investment on event projects	$-	$-	$615,995

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

Description of subsidiaries incorporated and controlled by the Company

Name	Background		Effective ownership

Goal Success Limited, or Goal Success	●	British Virgin Islands company	100% owned by Dreamland
	●	Incorporated on July 25, 2024
	●	Issued and outstanding 1 ordinary share for USD 1
	●	Investment holding

Trendic International Limited, or TIL	●	Hong Kong company	100% owned by Goal Success
	●	Incorporated on April 11, 2016
	●	Issued and paid up Ordinary Shares without par value of 20,000 shares for HK$2,010,000
	●	Provision of design, merchandised sales and event management services.
	●	During the year, TIL also provided event services as event organizer.

Incubase Arena Taiwan Holdings Limited	●	Hong Kong company 49% owned by TIL
	●	Incorporated on February 26, 2026
	●	Issued and paid up Ordinary Shares without par value of 10,000 shares for HK$10,000
	●	Dormant
	●	Intended to be dissolved in the next financial year

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

Initial Public Offering

The ordinary shares began trading on the Nasdaq Capital Market on July 23, 2025 under the ticker symbol “TDIC”.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

● Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRS Accounting Standards).

The preparation of consolidated financial statements in compliance with adopted IFRS Accounting Standards requires the use of certain accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies.

Changes in accounting policies

a) New standards, interpretations and amendments adopted from January 1, 2025

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates);

These amendments to various IFRS Accounting Standards are mandatorily effective for reporting periods beginning on or after January 1, 2025. These amendments have no effect on the measurement of any items in the financial statements of the Group.

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

● Going Concern

During the year ended March 31, 2026, the Company incurred net loss with amounts of HKD 74,052,870.

In connection with the Company’s assessment of going concern considerations in accordance with International Accounting Standard 1 (IAS 1), “Presentation of Financial Statements,” paragraph 25, this net loss raises substantial doubt about the Company’s ability to continue as a going concern. However, Management believes that the Company will have sufficient funds to meet its working capital needs for at least twelve months following the issuance of these consolidated financial statements. This belief is supported by management’s financing plan, which includes (i) ongoing support from major shareholders, (ii) committed income from upcoming event projects and investments, and (iii) access to external credit facilities and equity financing arrangements. These plans are considered feasible and within management control, providing reasonable assurance of execution. Based on this assessment, Management has concluded that the substantial doubt about the Company’s ability to continue as a going concern is alleviated by this financing plan. Accordingly, the accompanying consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

● Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the revenue recognition for provision of event management services, impairment on assets and provision for income tax. Actual results may differ from these estimates.

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

● Interests in Joint Operations

During the year ended March 31, 2025 and 2026, the Group entered into joint operation arrangement for certain events. In return, the Group will have project sharing at agreed portion. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

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

The investment on event projects are recorded at fair value through profit or loss (FVTPL), with cost less impairment used as a proxy where fair value is not reliably measurable due to absence of readily available market data. The investment on event projects represents monetary funding in projects where the Group does not involve itself in event operations and has a contractual right to returns based on a percentage of amounts invested over the net profit or loss of the event in accordance with binding agreements. As such, the contractual cash flows are not solely payments of principal and interest (SPPI) and therefore the investment fails the SPPI test. The management believe the carrying amounts of these investments approximate fair value. Historically, event projects were short-term in nature and expected to be completed within one year, with such investments presented as current assets. Beginning in 2026, the Group invests in two medium-term projects with durations of 3–5 years. These investments are classified as current assets considering the right to recall.

Mirroring the above, the Group also receives funding from an investment partner and records the balance as payable to an investment partner. The payable represents funds received by the Group from a third-party investor to finance specific event projects. Under the terms of the agreement, the investment partner provides capital to the Group for the purpose of investing in event-related projects. In return, the investment partner is entitled to a share of the net returns (or bears a share of the losses) generated by those projects, in proportion to the percentage funded based on budget cost. The Group accounts for the amounts received as a financial liability until the underlying event is completed and the partner’s return entitlement is settled.

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

Café income

Café income is recognized based on the nature of the entitlements provided to customers and sponsors. The café operations are typically integrated with themed exhibitions and sponsorship arrangements, and revenue streams include (i) rights to entry, (ii) rights to meals or merchandise, and (iii) exclusive functions or promotional entitlements.

For rights to entry and meals, where contracts grant customers or sponsors the right to attend exhibitions or receive a specified number of meals, the Group satisfies its performance obligation once such rights are made available, regardless of whether they are fully exercised. Revenue is recognized at the point-in-time when the rights are granted.

For exclusive functions and promotional rights, sponsorship arrangements often include venue use or promotional entitlements. These are recognized over-time as the exhibition or event occurs.

The Group does not control the preparation or delivery of meals, merchandise, or venue services, which are operated by third-party caterers and venue operators. Accordingly, the Group acts as an Agent under IFRS 15, with its performance obligation being to arrange for the provision of café services by third parties. Revenue is therefore recognized on a net basis, representing only the Group’s contractual share of profits or commission income, rather than the gross value of café sales.

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

As Class B Ordinary Shares do not have right to dividend. there is no impact when calculated basic net profit per Class A and Class B Ordinary Shares. However, as Class B Ordinary Shares have the right to convert into Class A Ordinary Shares, there is dilutive impact during the years ended March 31, 2024, 2025 and 2026.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution for their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-time employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended March 31, 2024, 2025 and 2026, HKD$72,827, HKD$157,899 and HKD230,227 contributions were made accordingly, respectively.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended March 31, 2024, 2025 and 2026, the Company received government subsidies of HKD178,124, nil and nil, which are recognized as other income in the consolidated statements of operations.

● Segment Reporting

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker, or CODM, is the Chairman of the Board. The Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group generates substantially all of its revenues from clients in Hong Kong. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in Hong Kong.

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

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025 and 2026, cash and bank balances of HKD17,135,719 and HKD20,457,347 was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. However, if the individual bank balance is over HKD800,000, the excess will be subject to credit risk if the relevant bank fails. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

As of March 31, 2025 and 2026, there were accounts and other receivables of HKD17,082,085 and HKD8,049,392, respectively. Three of customers as at March 31, 2026 (2025: three) are amounted to 10% or more of the total consolidated amounts.

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

NOTE – 3 SEGMENT INFORMATION AND REVENUE

Information about major customers

Revenue from customers of the corresponding years contributing over 10% of the total revenue of the Group are as follows:

	Percentage of			Year ended March 31,
	respective fiscal year			2024	2025	2026
	2024	2025	2026	HKD	HKD	HKD
Customer A	-%	-%	14.9%	$-	$-	$7,528,778
Customer B	66.5	15.2	-	13,595,846	6,968,663	-
Customer C	12.5	-	-	2,549,151	-	-
Customer D	-	20.4	-	-	9,350,021	-
Customer E	-	15.4	20.1	-	7,052,000	10,182,952

An analysis of revenue is as follows:

	Year ended March 31,
	2024	2025	2026
	HKD	HKD	HKD

Provision of event management	$6,733,049	$4,423,413	$-
Sales of goods and others	11,459,364	15,572,720	23,442,060
Tickets	-	9,731,700	17,489,369
Sponsorship	-	5,371,523	9,112,347
Video production	-	8,950,021	-
Design and others	2,248,270	1,755,000	638,444

Total:	$20,440,683	$45,804,377	$50,682,220

The following tables present the Company’s revenue disaggregated by timing of revenue recognition, based on management’s assessment of available data:

	Year ended March 31,
	2024	2025	2026
	HKD	HKD	HKD

Over time	$8,981,319	$20,499,958	$9,750,791
At a point in time	11,459,364	25,304,419	40,931,429

Total:	$20,440,683	$45,804,377	$50,682,220

NOTE – 4 OTHER INCOME/(EXPENSES)

	Year ended March 31,
	2024	2025	2026
	HKD	HKD	HKD
Government grant	$178,124	$-	$-
Bank interest income	22,995	44,840	2,138
Finance costs	(246,262)	(656,689)	(829,049)
Gain on disposal of intangible assets	-	6,145,711	-
Gain/(Loss) on investment on event projects	-	806,606	(5,071,365)
Gain/(Loss) on early termination of leases	2,539	-	-
Sales of concert tickets and others	-	411,593	184,766
Total	$(42,604)	$6,752,061	$(5,713,510)

Government grant in relation to the funding support from the Technology Voucher Program set up by the Hong Kong Government during the year ended March 31, 2024. There was no government grant during the year ended March 31, 2025 and March 31, 2026. During the year ended March 31, 2025, the Group disposed certain intangible assets and recorded a gain. Please refer to note 11. Beginning from the year ended March 31, 2025, the Group started to invest in event projects and receiving funding from other investors. During the year ended March 31, 2025 and 2026, the Group made a realized gain of HKD806,606 and a realized loss of HKD3,742,264 from investment on event projects, and a nil and HKD1,329,101 from profit-sharing expenses to other investors, respectively.

Finance costs represented interests for bank borrowings and leases liabilities during the years ended March 31, 2024, 2025 and 2026.

NOTE – 5 GENERAL AND ADMINISTRATIVE EXPENSES

The following table sets forth the breakdown of our administrative expenses for the years ended March 31, 2024, 2025 and 2026:

	Year ended March 31,
	2024	2025	2026
	HKD	HKD	HKD

Accounting fee	$24,000	$113,000	$126,100
Bank charges	3,760	72,270	247,541
Insurance expenses	30,376	356,788	800,856
Staff payroll costs	232,956	1,411,500	2,961,887
Listing fees	-	3,503,862	1,304,782
Legal and professional fees	-	188,842	12,186,393
Travelling expenses	-	172,228	146,531
Marketing fee for events	-	541,965	3,015,534
Office expenses	329,360	296,346	1,261,960
Share-based payment	-	-	37,834,916
Variable lease payments	-	216,036	344,208
Sundries	45,834	446,617	352,362
Total:	$666,286	$7,319,454	$60,583,070

General and administrative expenses amounted to approximately HK$7.32 million and approximately HK$60.6 million for the years ended March 31, 2025 and 2026, respectively. The increase was mainly due to (i) investor and public relations retainer services, webpage development, and business branding services; (ii) IPO related legal and professional fees such as audit and legal expenses that do not qualify for capitalization as offering cost; (iii) additional recurring legal and professional fees after listing; and (iv) the share-based payment expenses of HK$37.8 million relating to the business development and marketing service agreement entered into in August 2025.

Share-based payment represented the marketing and consultancy services acquired during the year at a consideration of the Company’s 6,000,000 Class A Ordinary Shares (pre-split) issued on August 20, 2025 to service providers for the service contracts over a 12-month period. As the fair value of the services could not be reliably measured, the expense was determined by reference to the market price of the Company’s shares on NASDAQ at the dates the services were rendered. The resulting share-based payment expense was recognized over the service period, amounting to HK$37,834,916 for the year ended March 31, 2026.

NOTE – 6 CONTRACT ASSETS

	As of March 31,
	2025	2026
	HKD	HKD

Project costs incurred	$57,000	$-

Contract assets capitalized relate to prepaid project costs such as subcontracting fee, royalty fee incurred in satisfying performance obligations of respective projects in the future. Contract assets are recognized as part of direct costs in the statements of operations in the year in which revenue from the related projects is recognized. There is no impairment for the years ended March 31, 2025 and 2026, respectively. The expected timing of recovery or settlement for contract assets is normally within one year. The decrease in contract assets as at March 31, 2026 was due to that the Group made more investments or co-organizer in different event projects rather than events made by the Group as organizer.

NOTE – 7 ACCOUNTS AND OTHER RECEIVABLE

Accounts other receivable consisted of the following:

	As of March 31,
	2025	2026
	HKD	HKD

Accounts receivable from third parties, net	6,986,013	5,663,488
Other receivables for investments, disposal of intangible assets and concert tickets	10,096,072	2,385,904
	$17,082,085	$8,049,392

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant. Provision for allowance were nil during the years ended March 31, 2025 and 2026, respectively.

NOTE – 8 EQUIPMENT, NET

Equipment consisted of the following:

	As of March 31,
	2024	2025	2026
	HKD	HKD	HKD

Office equipment, at cost	$20,000	$20,000	$-
Leasehold improvement, at cost	141,800	141,800	-
Total	161,800	161,800	-
Less: accumulated depreciation	(25,908)	(96,809)	-

Equipment, net	$135,892	$64,991	$-

Depreciation expense for the years ended March 31, 2024, 2025 and 2026 were HKD5,908, HKD70,901 and HKD64,991, respectively.

NOTE – 9 LEASES

As of March 31, 2024, 2025 and 2026, the Group, as lessee, subsisted of the following lease contracts for office premises and finance lease for motor vehicles. Except for the variable lease payment of HK$344,208 included in selling, general and administrative expenses by month to month on demand, there is no low value/short term leases exception.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Office Premises	Motor vehicles	Shops	Total
	HKD	HKD	HKD	HKD
As at April 1, 2023	391,918	79,445	-	471,363
Additions	818,605	-	-	818,605
Disposal	-	(7,945)	-	(7,945)
Early termination of operating lease	(204,479)	-	-	(204,479)
Depreciation charge	(216,675)	(71,500)	-	(288,175)
As at March 31, 2024	789,369	-	-	789,369
Additions	-	-	138,919	138,919
Depreciation	(350,830)	-	(27,783)	(378,613)
Impairment	-	-	(111,136)	(111,136)
As at March 31, 2025	438,539	-	-	438,539
Depreciation	(350,832)	-	-	(350,832)
As at March 31, 2026	87,707	-	-	87,707

(b)	Lease liabilities

The carrying amount of lease liabilities and the movements during the year are as follows:

	2024	2025	2026
	HKD	HKD	HKD
Carrying amount at April 1	398,431	779,854	656,794
New leases	818,605	138,919	-
Accretion of interest recognized during the year	24,370	30,305	14,454
Early termination of operating lease during the year	(207,018)	-	-
Payments	(254,534)	(292,284)	(548,690)

Carrying amount at March 31	779,854	656,794	122,558
Analyzed into:
Current portion	178,001	534,235	122,558
Non-current portion	601,853	122,559	-
Total	779,854	656,794	122,558

The following tables summarize the maturity of lease liabilities as at March 31, 2024, 2025 and 2026:

	2024	2025	2026
	HKD	HKD	HKD
With one year	178,001	534,235	122,558
One to two years	479,294	122,559	-
Two to three years	122,559	-	-
Total	779,854	656,794	122,558

(c)	The amounts recognized in profit or loss in relation to leases are as follows:

	2024	2025	2026
	HKD	HKD	HKD
Loss/(Gain) on early termination	(2,539)	-	-
Interest on lease liabilities	24,370	30,305	14,454
Impairment	-	111,136	-
Depreciation:
Depreciation charge of right-of-use assets	288,175	378,613	350,832
Total amount recognized in statement of operations	310,006	520,054	365,286

NOTE – 10 INVESTMENT ON EVENT PROJECTS

	As of March 31,
	2025	2026
	HKD	HKD
Investment on event projects	$6,288,244	$30,892,315

The investment on event projects represented monetary investments in event projects which the Group does not involve event operations and has return on investments based on percentage of amounts invested in the event over net profit or loss of the event in accordance with binding agreements. As at March 31, 2025 and March 31, 2026, those investments in events are either expected to be completed or with conditional right to recall within 12 months. Impairment of investment on event projects for the years ended March 31, 2025 and 2026 were nil and HK$5,322,527, respectively.

NOTE – 11 INTANGIBLE ASSETS, NET

	As of March 31,
	2025	2026
	HKD	HKD
Balance brought forward	-	3,107,201
Additions	$10,199,480	$-
Less: transfer to joint operations parties	(930,204)	(3,107,201)
Less: amortization	(2,560,667)	-
Less: disposal	(3,601,408)	-

Intangible assets, net	$3,107,201	$-

The balance represented licenses acquired for upcoming events. For events with co-organizers, relevant licenses will be transferred to joint operations parties as contract costs and then recognized based on the agreed terms of the agreement with joint operations parties over the event period as cost of revenue. Amortization expense for the years ended March 31, 2025 and 2026 were HKD2,560,667 and nil, respectively.

NOTE – 12 DEPOSITS AND PREPAYMENTS

	As of March 31,
	2025	2026
	HKD	HKD
Rental and other deposits	$1,057,673	$392,128
Prepayments for events	10,220,783	13,873,285
Prepayments for research and development of ERP system	-	1,427,000
Prepaid administrative expenses	-	5,661,603
	$11,278,456	$21,354,016

Rental and other deposits represented rental deposits for office and shops and other deposits mainly for e-ticket system.

Prepayment for events represented prepayments for events which had not occurred at the end of the reporting period.

Prepayment for research and development of ERP system represented advance payments for research and development activities on the Group’s enterprise resource planning (ERP) system. These expenditures cover contracted services such as system design, customization, and testing work to be performed by external vendors. The prepayment reflects amounts paid in advance for project milestones not yet delivered as at the reporting date.

Prepaid administrative expenses represented prepayments for the investor and public relations expenses and senior officers’ liability insurance covering until July 2027, as well as professional fees for counsel.

NOTE – 13 AMOUNT DUE FROM/(TO) JOINT OPERATION PARTIES

	As of March 31,
	2025	2026
	HKD	HKD
Amount due from/(to) joint operation parties	$1,759,280	$4,462,298

The balance represented the amount due from/(to) joint operation parties for co-organizers with profit sharing for the event jointly operated. The relevant amount will be settled after the events completed.

NOTE – 14 INVENTORY

	As of March 31,
	2025	2026
	HKD	HKD
Finished goods	$305,307	$-

The balance as of March 31, 2025 represented finished goods to be sold at merchandise trading.

NOTE – 15 TRADE AND OTHER PAYABLES

	As of March 31,
	2025	2026
	HKD	HKD
Trade payables	$262,345	$1,175,539
Payables to an investment partner	30,103,441	28,386,672
Accrued salaries and bonus	688,220	840,890
Other accrued expenses	45,000	1,932,892

Trade and other payables	$31,099,006	$32,335,993
Proceeds of subsequent issuance of ordinary shares received in advance	-	24,733,176

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

Subsequent to the year ended March 31, 2026, the Company completes the placement of shares to a group of investors for a total consideration of US$3,400,000. These proceeds were received in advance and recorded as shares to be issued as at March 31, 2026.

An aging analysis of the trade and bills payables as at the end of the reporting period, based on the invoice date, is as follows:

	As of March 31,
	2025	2026
	HKD	HKD
Within 1 month	$250,345	$74,080
1 to 3 months	12,000	547,242
Over 3 months	-	554,217
Total	$262,345	$1,175,539

NOTE – 16 DIVIDEND

	Years ended March 31,
	2024	2025	2026
	HKD	HKD	HKD
Interim dividend	$5,500,000	$-	$-

For the year ended March 31, 2024, the Group declared and paid a dividend of HK$5,500,000 (approximately US$706,000) to its shareholders registered as such on March 30, 2024. The respective dividend was offset amount due from a shareholder during the year ended March 31, 2024. There is no dividend during the years ended March 31, 2025 and 2026.

NOTE – 17 NET PROFIT/(LOSS) PER CLASS A ORDINARY SHARE

Basic net profit/(loss) per share is computed using the weighted average number of Class A Ordinary Shares outstanding during the year. The following table sets forth the computation of basic and diluted net profit/(loss) per share for the years ended March 31, 2024, 2025 and 2026:

	Years ended March 31,
	2024	2025	2026
	HKD	HKD	HKD
Net profit/(loss) attributable to ordinary shareholders	$7,088,874	$6,425,533	$(74,052,870)

Weighted average Class A Ordinary Shares outstanding
– Basic	229,280	229,280	266,139
Weighted average Class A Ordinary Shares outstanding
– Diluted	237,280	237,280	274,139

Weighted average Class B Ordinary Shares outstanding – Basic and diluted	8,000	8,000	8,000

Net (loss)/profit per Class A Ordinary Share – Basic	$30.92	$28.02	$(278.25)

Net (loss)/profit per Class A Ordinary Share – Diluted	$29.88	$27.08	$(278.25)

As Class B Ordinary Shares do not have right to dividend there is no impact when calculated basic net profit per Class A and Class B Ordinary Shares. However, as Class B Ordinary Shares have the right to convert into Class A Ordinary Shares, there is dilutive impact during the year ended March 31, 2024 and 2025. For the year ended March 31, 2026, the Group incurred a net loss attributable to ordinary shareholders, as such the potential Class A Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

NOTE – 18 INTEREST BEARING BANK BORROWINGS

	As of March 31,
	2025	2026
	HKD	HKD
Bank loans secured and repayable
Within 12 months	7,978,822	8,584,558
Over 1 year	5,859,581	10,174,359
Total	13,838,403	18,758,917

During the year ended March 31, 2024, the Group entered into loan agreements with a financial institution in Hong Kong to borrow loans of HK$1,900,000 and HK$2,877,679, respectively which bears annual interest at a rate of flat rate 5.04% and flat rate 5.16% per annum, respectively, with due date in May 2026 and April 2029, respectively. During the year ended March 31, 2025, the Group entered into loan agreements with a financial institution in Hong Kong to borrow loans of HK$2,877,679 and HK$826,142, respectively which bears annual interest at a rate of flat rate 5.16% and 0.43% per annum, respectively, with due date in April 2029 and February 2031, respectively, and loan facilities agreement for bank overdrafts and account payable financing (“overdrafts”) of HKD7,600,000, which bears annual interest at a rate of 1% per annum over prime rate on the outstanding amount from the drawn down until repayment in full. During the year ended March 31, 2026, the Group entered into loan agreements with a financial institution in Hong Kong to borrow loans of HK$6,400,000, which bears annual interest at a rate of flat rate 9.0% per annum, respectively, with due date in February 2031.

As of March 31, 2025 and 2026, the bank loans of the Company were secured by personal guarantee from Ms. Seto, the director and shareholder of the Company.

Interest related to the bank loans and facilities was HK$221,892, HK$626,384 and HK$814,595 for the years ended March 31, 2024, 2025 and 2026, respectively.

Principal repayments to maturity by fiscal year are as follows:

Year ended March 31,	HKD
2026	$8,584,558
2027	2,185,235
Thereafter	7,989,124
Total	$18,758,917

NOTE – 19 SHAREHOLDERS’ EQUITY

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

As at March 31, 2026, the subscription receivables has yet been paid.

On July 23, 2025, the Company completed the initial public offering and listed its Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “TDIC”. With the initial public offering, the Company received aggregate gross proceeds of US$5.4 million from the Offering, prior to deducting underwriting discounts and other offering expenses and a total of 1,340,000 Class A Ordinary Shares were issued.

On August 20, 2025, the Company allotted and issued 6,000,000 Class A Ordinary Shares to various service providers in consideration for marketing and consultancy services to be rendered over a 12-month period, pursuant to a resolution passed on August 18, 2025. The Group rebutted the presumption that the fair value of goods or services received could be measured directly because the consulting services were highly specialized, bespoke in nature, and not comparable to standard market transactions. Observable market prices for similar services were not available, and management determined that any attempt to measure fair value directly would not provide a reliable estimate. Consequently, the fair value of the goods and services received was measured indirectly, by reference to the fair value of the equity instruments granted. The fair value of equity shares granted was determined at the date the services were rendered, by reference to the observable market price of the Company’s shares quoted on NASDAQ on that date. The resulting fair value was recognized as an expense in profit or loss over the period in which the related services were received, with a corresponding increase in equity. Share-based payment expense for the year ended March 31, 2025 and 2026 were nil and HKD37,834,916, respectively.

On April 20, 2026, the Company made effective a 1-for-5 reverse stock split of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares. Following this reverse stock split, our authorized share capital reduced from US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each, comprising 9,500,000,000 Class A Ordinary Shares and 500,000,000 Class B Ordinary Shares, to US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising 1,900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, with the reduction effected at the same ratio as the reduction in our issued and outstanding shares.

On June 15, 2026, the Company made effective a 1-for-25 reverse stock split of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares. Following this reverse stock split, our authorized share capital reduced from US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising 1,900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, to US$100,000 divided into 80,000,000 shares with a par value of US$0.00125 each, comprising 76,000,000 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares, with the reduction effected at the same ratio as the reduction in our issued and outstanding shares.

The Company has retroactively presented all shares and per share data for all periods presented. As a result of the issuances and reclassification stated above, the Company had 76,000,000 authorized Class A Ordinary Shares, par value of US$0.00125, of which 229,000 and 288,000 Class A Ordinary Shares were issued and outstanding as of March 31, 2025 and 2026, respectively. The Company had 4,000,000 authorized Class B Ordinary Shares, par value of US$0.00001, of which 8,000 and 8,000 Class B Ordinary Shares were issued and outstanding as of March 31, 2024 and 2025, respectively.

NOTE – 20 INCOME TAXES

The provision for income taxes consisted of the following:

	Years ended March 31,
	2024	2025	2026
	HKD	HKD	HKD
Current	$988,347	$1,100,000	$85,600
Deferred	-	-	-

Total income tax expense	$988,347	$1,100,000	$85,600

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

The reconciliation of income tax rate to the effective income tax rate based on loss before income taxes for the years ended March 31, 2024, 2025 and 2026 are as follows:

	2024	2025	2026
	HKD	HKD	HKD
Profit/(Loss) before income taxes	$8,077,221	$7,525,533	$(73,967,270)
Statutory income tax rate	16.5%	16.5%	16.5%
Income tax benefit at statutory rate	1,332,741	1,241,713	(3,660,705)
Effect of two-tier tax regime
Items not subject to taxes	(165,000)	(165,000)	(353)
Over/(Under) provision of tax	-	14,530	85,600
Tax loss from previous periods utilized	(176,170)	-	-
Temporary timing difference	(3,224)	8,757	3,661,058

Income tax expense	$988,347	$1,100,000	$85,600

No deferred tax assets or liabilities has been recognized in the consolidated financial statements as the Group did not have material temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as of March 31, 2024, 2025 and 2026.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2026, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2024, 2025 and 2026 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2026.

NOTE – 21 RELATED PARTY TRANSACTIONS AND BALANCES

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Name of Individual	Relationship with the Company
Ms. Seto Wai Yue	Shareholder and Director of the Company

Exit (HK) Limited	Ms. Seto is a 40% shareholder and sole director of Exit (HK)

Earthling Catering Limited	Ms. Seto is a 64% shareholder and a director of Earthling

Exit Catering Limited	Ms. Seto was a 51% shareholder and director of Exit Catering Limited (Exit Catering Limited was deregistered during the year ended Maech 31, 2026)

Exit Operations Limited	Exit Catering Limited was a 60% shareholder and director of Exit Operations Limited
(Following the deregistration of Exit Catering Limited during the year months ended March 31, 2026, Ms. Seto’s beneficial interest in Exit Operations Limited was lost)

I Dao Cao Limited	Brother of Ms. Seto is the sole shareholder and director of I Dao Cao Limited

Amount due from/(to) a shareholder

	As of March 31,
	2025	2026
	HKD	HKD
Seto Wai Yue	$(1,839,193)	$(3,645,293)

On April 10, 2024, Ms. Seto Wai Yue entered into an interest-free loan facility agreement with TIL, for a revolving loan facility agreement of up to HK$12,000,000 for the purposes of paying the costs and expenses in connection with the offering. As of March 31, 2026, loan amount from Ms. Seto is approximately HK$1.8 million. The balances are unsecured, non-interest bearing, and payable on demand. The balances were recorded in current assets/liabilities.

During the years ended March 31, 2024, 2025 and 2026, the proceeds and payments to a shareholder are as follows

	Years ended March 31,
	2024	2025	2026
	HKD	HKD	HKD
Proceeds from a shareholder	$18,039,849	$9,177,530	$7,213,210
Payments to a shareholder	(21,742,460)	(4,387,903)	(5,407,110)

Amount due from/(to) a related party

	As of	As of
	March 31, 2025	March 31, 2026
	HKD	HKD
I Dao Cao Limited	$(288,350)	$-
Exit Operations Limited	$1,219,865	$-

As of March 31, 2025, the amount due from I Dao Cao represented deposits for concert tickets for resell. The relevant concert tickets will be delivered before the concert commenced. The amount due from Exit Operations Limited represented deposits for café operation for events and will be used up when provision of café services for upcoming events.

Revenue

	Years ended March 31,
	2024	2025	2026
	HKD	HKD	HKD
Exit (HK) Limited
- Provision of event management services	-	-	-
- Sales of goods	-	-	-
- Design and others	20,000	-	-
Exit Catering Limited – sale of goods	317,586	-	-
Exit Operations Limited
- Revenue of café operation	-	431,509	-
- Sales of goods	-	20,250	-
Earthling Catering Limited – design and others	-	-	-
	$337,586	$451,759	$-

Cost of Revenue

	Years ended March 31,
	2024	2025	2026
	HKD	HKD	HKD
Exit Operations Limited –cost of café operation	$-	$264,350	$-
Exit HK Limited – royalty fee	$-	$-	$230,759

Defined contribution insurance to Ms. Seto

During the year ended March 31, 2025, the Company purchased insurance for Ms. Seto with defined contribution of US$40,000 per annum for the period of five years and recorded as selling, general and administrative expenses.

Dividend

For the year ended March 31, 2024, Trendic declared and paid a dividend of HK$5,500,000 (approximately US$706,000) to its shareholders registered as such on March 30, 2024. The dividend was offset against amount due from a shareholder during the year ended March 31, 2024. There is no dividend for the years ended March 31, 2025 and 2026.

NOTE – 22 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the years ended March 31, 2024, 2025 and 2026, there were individual customer accounts for 10% or more of the Company’s revenues as stated in note 3 above.

Most of the customers are located in Hong Kong.

(b) Major vendors

For the years ended March 31, 2024, 2025 and 2026, the vendors who accounted for 10% or more of the Company’s cost of revenue and is presented as follows:

Vendors	Percentage of respective fiscal year			Year ended March 31,
	2024	2025	2026	2024	2025	2026
				HKD	HKD	HKD
Vendor A	24.2%	21.1%	20.7%	2,745,741	7,140,894	10,386,007
Vendor B	-	13.4%	-	-	4,527,190	-
Vendor C	-	11.6%	-	-	3,921,443	-
Vendor D	-	-	14.6%	-	-	7,321,250

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

(e) Liquidity risk

Please refer to notes 2, 9 and 18 for details.

NOTE – 23 COMMITMENTS AND CONTINGENCIES

The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

Commitment on investments for event projects

The Company signed few investments for event projects as at March 31, 2026 and there are outstanding commitments for investments of HK$5,928,586. As at March 31, 2025, there are outstanding commitments for investments of HK$12,798,092. Please also refer Note 10 for details and paid investment amounts.

Except for the above, as of March 31, 2025 and 2026, the Company has no material commitments or contingencies.

NOTE – 24 SUBSEQUENT EVENTS

Reverse Stock Split – April 2026 and June 2026

On April 20, 2026, the Company made effective a 1-for-5 reverse stock split of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares. Following this reverse stock split, our authorized share capital reduced from US$100,000 divided into 10,000,000,000 shares with a par value of US$0.00001 each, comprising 9,500,000,000 Class A Ordinary Shares and 500,000,000 Class B Ordinary Shares, to US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising 1,900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, with the reduction effected at the same ratio as the reduction in our issued and outstanding shares.

On June 15, 2026, the Company further made effective a 1-for-25 reverse stock split of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares.   Following this reverse stock split, our authorized share capital reduced from US$100,000 divided into 2,000,000,000 shares with a par value of US$0.00005 each, comprising 1,900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, to US$100,000 divided into 80,000,000 shares with a par value of US$0.00125 each, comprising 76,000,000 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares, with the reduction effected at the same ratio as the reduction in our issued and outstanding shares.

Placement of Shares

On April 21, 2026, the Company issued 816,000 Class A Ordinary Shares (post-split) to a group of investors. The total funds received from these investors are US$3,400,000.

On June 22, 2026, the Company entered into a securities purchase agreement with Imperial Vision Fund SPC Series 1SP, issuing 320,000 (post-split) Class A Ordinary Shares at a purchase price of US$3.75 per Class A Ordinary Share, for aggregate gross proceeds of US$1,200,000. This was conducted as an offshore offering in reliance on Regulation S.

On June 25, 2026, the Company entered into a securities purchase agreement with Golden Crown Consulting Limited, issuing 380,000 (post-split) Class A Ordinary Shares at a purchase price of US$3.75 per Class A Ordinary Share, for aggregate gross proceeds of US$1,425,000. Like the other recent placements, this was an offshore offering conducted in reliance on Regulation S.

On July 7, 2026, the Company entered into a securities purchase agreement with its Chief Executive Officer, Ms. Seto Wai Yue, issuing an aggregate of 580,000 Class A Ordinary Shares and 72,000 Class B Ordinary Shares at an aggregate price of approximately US$2,445,000.

Share Transfer Between Chief Executive Officer and Shareholder

On August 6, 2026, Ms. Seto entered into a Sale and Purchase Agreement to purchase 320,000 Class A Ordinary Shares at a purchase price of US$3.75 per share for an aggregate purchase price of US$1,200,000 from Imperial Vision Fund SPC Series 1SP. As of the date of this Annual Report, Ms. Seto beneficially owns an aggregate of 1,149,890 ordinary shares, consisting of 1,069,890 Class A Ordinary Shares and 80,000 Class B Ordinary Shares, representing approximately 32.99% of the Company’s 3,485,583 total outstanding ordinary shares.

Entry into Memorandum of Understanding

On May 12, 2026, the Company has entered into a non-binding Memorandum of Understanding (“MoU”) with LinkFung Innovation Limited, a designated Service Provider, to collaborate on the development, implementation, and deployment of a comprehensive AI-Powered Intelligent Image Library Platform. The project scope includes integrating advanced artificial intelligence features such as real-time face detection, video/photo AI-driven hashtag decoding, and intelligent content-based filtering, supported by a scalable cloud infrastructure and a high-performance database system supporting vector embeddings for AI search and recommendations.

Investment in mid-term oversea anime cultural hub projects

Further to the investment arrangements entered during the year ended March 31, 2026 in relation to two mid-term anime cultural hub projects in Taiwan and Thailand, subsequent to the reporting date, the Group entered into further investment arrangements in relation to the mid-term anime cultural hub projects in China and Korea. Under these agreements, the Group participates as an investor alongside the local operator and other investment partners. These investments are expected to run for three to four years.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Company’s Form F-1 (File No. 333-286471))
1.2

Stamped secretary’s certificate certifying an excerpt of the ordinary resolutions passed at the extraordinary general meeting held on April 1, 2026, and effective as of April 2, 2026 (incorporated herein by reference to Exhibit 3.2 to the Company’s Form F-1 (File No. 333-295540)

1.3*	Stamped secretary’s certificate certifying an excerpt of the ordinary resolutions passed at the extraordinary general meeting held on April 1, 2026, and effective as of May 8, 2026
2.1*	Registrant’s specimen certificate for Class A Ordinary Shares
2.2*	Description of Securities
4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated herein by reference to Exhibit 10.1 to the Company’s Form F-1 (File No. 333-286471))
4.2*	Employment Agreement between the Registrant and Ms. Seto Wai Yue
4.3*	Employment Agreement between the Registrant and Mr. Lee Wai Kit
4.4*	Employment Agreement between the Registrant and Mr. Luk Kai Chung
4.5*	Employment Agreement between the Registrant and Ms. Tse Sze Man
4.6	2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Form F-1 (File No. 333-286471))
4.7*	Tenancy agreement of RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong between Universal Talent Inc Ltd as the landlord and Trendic International Limited as the tenant
8.1	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Company’s Form F-1 (File No. 333-286471))
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.4 to the Company’s Form F-1 (File No. 333-286471))
11.2*	Form of Insider Trading Policy of the Registrant
11.3*	Form of Whistleblower Policy of the Registrant
11.4*	Form of Related-Party Transaction Policy
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of TAAD LLP
97.1*	Form of Compensation Recovery Policy of the Registrant

*	Filed herewith

100

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Signature	Title	Date

/s/ Seto Wai Yue		August 17, 2026
Seto Wai Yue	Director and Chief Executive Officer (principal executive officer)

101